DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02012996

NO ACT
P.E 12-7-01
1-08501

January 16, 2002

Taras R. Proczko
Vice President, Corporate Counsel and Secretary
Hartmarx Corporation
101 North Wacker Drive
Chicago, IL 60606-1718

Act	1934
Section	
Rule	14A-8
Public Availability	1-16-2002

Re: Hartmarx Corporation
Incoming letter dated December 7, 2001

Dear Mr. Proczko:

This is in response to your letter dated December 7, 2001 concerning the shareholder proposal submitted to Hartmarx Corporation by Cy Peiser. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Cy Peiser
5415 North Sheridan Road
Chicago, IL 606040

CRGH

HARTMARX
CONSUMER APPAREL PRODUCTS

TARAS R. PROCZKO
VICE PRESIDENT
CORPORATE COUNSEL AND SECRETARY
312/357-5321
[redacted]
312/357-5807 FAX

December 7, 2001

Via Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 - - Rule 14a-8(i)(1) and Rule 14a-8(i)(2)

Shareholder Proposal Submitted to Hartmarx Corporation by Cy Peiser

Ladies and Gentlemen:

On behalf of Hartmarx Corporation, a Delaware corporation (the "Company"), I am submitting, in my capacity as the Company's counsel, this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). On October 25, 2001, the Company received from Mr. Cy Peiser a shareholder proposal including a supporting statement (the "Proposal") for inclusion in the Company's proxy materials (referred to herein as the "Proxy Statement") for the Company's 2002 annual meeting of the shareholders. The Proposal provided:

> "Resolved: That the stockholders of Hartmarx Corporation hereby require its Board of Directors to amend immediately the Company's By-Laws and related governing instruments in order to provide for cumulative voting in the election of directors, so that each stockholder shall have as many votes as are equal to the number of shares owned, multiplied by the number of directors to be elected, and may cast all of such votes for one or more candidates."

The Proposal was attached to a letter received by the Company on October 25, 2001 (a copy of which is attached hereto as Exhibit A).

As submitted, the Proposal seeks an amendment to the Company's By-Laws and "related governing instruments" to provide for cumulative voting in the election of directors. For the reasons set forth below, the Company believes that it is entitled to omit the Proposal from the Proxy Statement in accordance with Rule 14a-8(i) under the Exchange Act because the Proposal, under Delaware state law, is not a proper subject for shareholder action and because the Proposal would require the Company to violate Delaware state law (Rules 14a-8(i)(1) and (2) under the Exchange Act, respectively).

The Company respectfully requests that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal from the Proxy Statement. To the extent that exclusion is requested under Rule 14a-8(i)(1) and Rule 14a-8(i)(2) and Rule 14a-8(j)(2)(iii) requires a supporting opinion of counsel to be provided, sections I and II of this letter constitute the supporting opinion of the Company's counsel. A copy of this letter is concurrently being sent to Mr. Cy Peiser.

The Company intends to file with the Securities and Exchange Commission definitive copies of the Proxy Statement on or about February 26, 2002, and to begin mailing shortly thereafter.

Pursuant to Rule 14a-8(j) under the Exchange Act, I enclose the following:

1. The original and five copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from the Proxy Statement; and

2. Six copies of the proposal letter.

I. Rule 14a-8(i)(1) Improper Under State Law

The Proposal may be omitted from the Proxy Statement Pursuant to Rule 14a-8(i)(1). Under Rule 14a-8(i)(1), a corporation may omit a proposal from its proxy statement "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is organized under the laws of the State of Delaware and governed by Delaware General Corporation Law ("DGCL").

The Proposal mandates an amendment to the Company's By-Laws and "related governing instruments" to provide for cumulative voting. A reasonable interpretation of the language "related governing instruments" indicates that the Proposal requires the Company's Board of Directors (the "Board") to amend its Restated Certificate of Incorporation (the "Certificate") to provide for cumulative voting rights. Additionally, as discussed below under Section II of this letter, under Delaware law, voting rights are established by Delaware statute and by a corporation's certificate of incorporation. As the Proposal, if implemented, would require the Board to amend the Company's Certificate, it is not a proper subject for action by shareholders under DGCL.

Under DGCL, the directors, and not the shareholders, have the discretionary authority to initiate amendments to a company's charter. DGCL Section 242(b)(1) specifies the procedure by which a certificate of incorporation may be amended. First, the board of directors must adopt a resolution setting forth the proposed amendment. Following this action, the board of directors must call a special meeting of the shareholders for the consideration of such amendment or direct that the proposed amendment be considered at the next annual meeting of the shareholders. Finally, at such shareholders' meetings, the shareholders entitled to vote are permitted to cast votes for and against the proposed amendment. DGCL Section 242(b)(1) provides, in part:

> "If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders...for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment."

The Board has not, nor does it plan to, adopt a resolution to amend the Certificate to provide cumulative voting rights. The Proposal is a requirement for (as opposed to a request or recommendation to) the Board to effect the proposed amendment to the Certificate and therefore impinges on the discretionary authority of the Board provided by Section 242(b)(1) of DGCL. The Staff has allowed the omission of proposals relating to cumulative voting that operate to affirmatively require a corporation's board of directors to amend the corporation's charter. See ONBANCorp, Inc. (February 15, 1996); Unocal Corporation (February 19, 1988); Tandycrafts, Inc. (September 14, 1987) and Rogers Brothers Company (September 11, 1973). (For your convenience, copies of these No-Action letters are included in the Table of Authorities enclosed herewith.)

In summary, the Proposal is not a proper subject for shareholder action under Delaware state law because the adoption of the Proposal would create a direct conflict with the statutory framework set out in DGCL Section 242(b)(1). Accordingly, pursuant to Rule 14a-8(i)(1), the Proposal may properly be omitted from the Proxy Statement.

II. Rule 14a-8(i)(2) Violation of Law

The Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(2). Under Rule 14a-8(i)(2), a corporation may omit a proposal and any statement in support of the proposal from its proxy statement, "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Proposal seeks to provide for cumulative voting in the election of directors by an amendment to the Company's By-Laws *and* "related governing instruments."

Section 212 of DGCL states that "Unless otherwise provided in the certificate of incorporation and subject to the provisions of Section 213 of this title,[1] each shareholder shall be entitled to one vote for each share of capital stock held by such shareholder."

Section 214 of DGCL provides that the certificate of incorporation of a corporation may provide for cumulative voting procedures in the election of directors. Section 214 states:

> "The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative

---

[1] Section 213 relates to fixing a record date for the determination of shareholders entitled to vote.

> voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit."

Sections 102(a)(4) and 151 of DGCL require that when the corporation is authorized to issue more than one class of stock, the voting rights of each class shall be set forth either in the certificate of incorporation or in a certificate of designation filed in accordance with the provisions of Section 151 which by virtue of Section 104 becomes part of the certificate of incorporation. The Certificate does not provide for cumulative voting by the holders of the common stock of the Company. Moreover, Article Fourth, Part 1, Section 1.2 of the Certificate provides that "holders of common stock shall have one vote for each share on each matter submitted to a vote of the stockholders of the Corporation."

Since the voting rights are established by statute and by the Certificate, the proposed change in voting procedures to provide for cumulative voting can be effected only by an amendment to the Certificate and not, as mandated by the Proposal, by an amendment to the Company's By-Laws. The Staff has agreed that shareholder proposals that mandate an amendment to a corporation's bylaws to provide for cumulative voting in violation of such corporation's state law, may properly be omitted under Rule 14a-8(i)(2). See Time-Warner, Inc. (March 23, 1990). (For your convenience, a copy of this No-Action letter is included in the Table of Authorities enclosed herewith.)

Based upon the foregoing, the Proposal, if implemented, would not be proper under Delaware state law. An attempt to grant cumulative voting rights through an amendment to the Company's By-Laws would be ineffective and would violate the express provisions of DGCL. Accordingly, the Company intends to omit the Proposal from the Proxy Statement.

Please acknowledge receipt of these materials by receipt-stamping the additional enclosed copy of this letter and returning it using the pre-paid, pre-addressed air courier packaging enclosed for this purpose.

Should the Staff disagree with my conclusion regarding the omission of the Proposal or should any additional information be desired in support my position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. If you wish any further information on this matter, please call me at 312 357-5321, or you may fax written materials to me at fax no. 312 357-5807.

Very truly yours,

Taras R. Proczko
Vice President, Corporate Counsel &
Secretary

TRP
enclosures

Exhibit A

Mr. Taras R. Proczko
Secretary of the Company
Hartmarx Corporation
101 North Wacker Drive
Chicago, IL 60606

Dear Secretary Proczko:

The attached Stockholder Proposal is for inclusion in the Proxy Statement. I now own 11,221 shares, including shares shown on the attached statements and 150 registered directly under Cy Peiser, for well over a year, and my ownership of these shares will continue beyond our Annual Meeting which I will attend to present this Resolution.

I hope that the Board will endorse this proposal, which has become very popular, but if not, then I need to know the reasons which will be in the Proxy Statement and of course, any comments by the SEC. Obviously, my only interest in this proposal is that I sincerely believe it will be beneficial to our Company and its stockholders.

Sincerely,

Cy Peiser

Cy Peiser

Received by the Company this 25th day of October 2001.

Mr. Cy Peiser
5415 North Sheridan Road
Chicago, IL 60640

Mr. Cy Peiser, 5415 North Sheridan Road, Chicago, IL 60640, consultant with the Executive Corps of Chicago and owner of 11,221 shares of the Company's common stock, has given notice that the following proposal will be presented at the Annual Meeting.

Resolved: That the stockholders of Hartmarx Corporation hereby require its Board of Directors to amend immediately the Company's By-Laws and related governing instruments in order to provide for cumulative voting in the election of directors, so that each stockholder shall have as many votes as are equal to the number of shares owned, multiplied by the number of directors to be elected, and may cast all of such votes for one or more candidates.

The following statement has been submitted in support of the resolution:

Many corporations have adopted cumulative voting, and many states have made it mandatory. California law requires that all shares held by state pension and state college funds be voted in favor of cumulative voting proposals. The National Bank Act provides for cumulative voting for bank company boards.

In addition to this recognition of its importance, cumulative voting increases the possibility of electing directors with diverse viewpoints more likely to broaden the perspectives of the Board, particularly those independent of the management. It will help to achieve the objective of the Board representing all the shareholders, which includes providing a voice for minority holdings, while not interfering with corporate governance by the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by such stockholders whose holdings are sufficiently significant to elect some but not all the directors.

It is worth noting that previous proxy statements had stated that two of the directors were elected "pursuant to the provisions of a Stockholder's Agreement entered into by the Corporation and Traco International, N.V. in conjunction with Traco's December 31,1992 acquisition of 5,714,286 shares of the Corporation's Common Stock at $5.25 per share" and that such shares controlled by Mr. Bakhsh are an exception to the 15% poison pill limit. With good reason, the Board accordingly provided for these two directors, now comprising 20% of the Board, to match his holdings. This is exactly what cumulative voting accomplishes for any holdings, and to be fair, for example, 10% of the shareholdings also should be permitted to elect one director by cumulative voting.

It is important that you mark your proxy FOR this resolution as it most certainly is beneficial to stockholders.

TABLE OF AUTHORITIES

No-Action Letters

ONBANCorp, Inc. (February 15, 1996)
Unocal Corporation (February 19, 1988)
Tandycrafts, Inc. (September 14, 1987)
Rogers Brothers Company (September 11, 1973)
Time-Warner, Inc. (March 23, 1990)

Exhibit A

Mr. Taras R. Proczko
Secretary of the Company
Hartmarx Corporation
101 North Wacker Drive
Chicago, IL 60606

Dear Secretary Proczko:

The attached Stockholder Proposal is for inclusion in the Proxy Statement. I now own ll,221 shares, including shares shown on the attached statements and 150 registered directly under Cy Peiser, for well over a year, and my ownership of these shares will continue beyond our Annual Meeting which I will attend to present this Resolution.

I hope that the Board will endorse this proposal, which has become very popular, but if not, then I need to know the reasons which will be in the Proxy Statement and of course, any comments by the SEC. Obviously, my only interest in this proposal is that I sincerely believe it will be beneficial to our Company and its stockholders.

Sincerely,

Cy Peiser

Cy Peiser

Received by the Company this 25th day of October 2001.

Mr. Cy Peiser
5415 North Sheridan Road
Chicago, IL 60640

Exhibit A

Mr. Cy Peiser, 5415 North Sheridan Road, Chicago, IL 60640, consultant with the Executive Corps of Chicago and owner of 11,221 shares of the Company's common stock, has given notice that the following proposal will be presented at the Annual Meeting.

Resolved: That the stockholders of Hartmarx Corporation hereby require its Board of Directors to amend immediately the Company's By-Laws and related governing instruments in order to provide for cumulative voting in the election of directors, so that each stockholder shall have as many votes as are equal to the number of shares owned, multiplied by the number of directors to be elected, and may cast all of such votes for one or more candidates.

The following statement has been submitted in support of the resolution:

Many corporations have adopted cumulative voting, and many states have made it mandatory. California law requires that all shares held by state pension and state college funds be voted in favor of cumulative voting proposals. The National Bank Act provides for cumulative voting for bank company boards.

In addition to this recognition of its importance, cumulative voting increases the possibility of electing directors with diverse viewpoints more likely to broaden the perspectives of the Board, particularly those independent of the management. It will help to achieve the objective of the Board representing all the shareholders, which includes providing a voice for minority holdings, while not interfering with corporate governance by the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by such stockholders whose holdings are sufficiently significant to elect some but not all the directors.

It is worth noting that previous proxy statements had stated that two of the directors were elected "pursuant to the provisions of a Stockholder's Agreement entered into by the Corporation and Traco International, N.V. in conjunction with Traco's December 31,1992 acquisition of 5,714,286 shares of the Corporation's Common Stock at $5.25 per share" and that such shares controlled by Mr. Bakhsh are an exception to the 15% poison pill limit. With good reason, the Board accordingly provided for these two directors, now comprising 20% of the Board, to match his holdings. This is exactly what cumulative voting accomplishes for any holdings, and to be fair, for example, 10% of the shareholdings also should be permitted to elect one director by cumulative voting.

It is important that you mark your proxy FOR this resolution as it most certainly is beneficial to stockholders.

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: amend! w/3 certificate! and section w/2 242 and delaware (Edit Search)
Focus: **amend! w/3 certificate! and section w/2 242 and delaware and cumulative w/2 voting** (Exit FOCUS™)

Select for FOCUS™ or Delivery

*1996 SEC No-Act. LEXIS 206, **

1996 SEC No-Act. LEXIS 206

Securities Exchange Act of 1934 -- Rule 14a-8(a)(4), 14a-8(c)(1), 14a-9, 14a-8(c)(3), 14a-8(c)(10), 14a-8(c)(11)

February 15, 1996

CORE TERMS: proponent, stockholder, shareholder, proxy statement, board of directors, certificate, stock, staff, omit, holder, omission, proxy, common stock, election, merger, annual meeting, false and misleading, cumulative voting, alter ego, duplicative, misleading, voting, special meeting, enclosed, requesting, continuously, premium, buy, best interest, book value

[*1] ONBANCorp, Inc.

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 15, 1996

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: ONBANCorp, Inc. (the "Company")
Incoming letter dated January 4, 1996

The S. Holtzman Proposal requests that a special committee of the Company's board of directors be established to pursue the sale of the Company. The M. Holtzman proposal requests that holders of common stock of the Company be entitled to exercise their voting rights without restriction to the percentage of common stock held. The A. Holtzman Trust Proposal mandates that the Company's **certificate** of incorporation be **amended** to eliminate the provision which requires that the board consider the effect of certain business combinations on non-shareholder constituencies of the Company. The Baker Proposal mandates that **cumulative voting** be utilized in the election of the Company's directors. The Anselmi Proposal requests that the Company's by-laws be amended to reduce the vote of shareholders required to call a special meeting of the Company's shareholders. The Winters Proposal mandates the **amendment** of the Company's **certificate** to provide for **[*2]** the annual election of all directors and the removal of directors from office by shareholder vote. The Tarantini Proposal mandates the **amendment** of the Company's **certificate** to eliminate restrictions on business combinations between the Company and certain stockholders. The Berkshire Proposal requests that the Board take action to effect the sale or merger of the Company following the 1996 Annual Meeting of shareholders.

The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a)(4). In the staff's view, the Company has not met its burden of establishing that the proponents are the alter ego of S. Holtzman. Accordingly, we do not believe that rule 14a-8(a)(4) may be relied upon as a basis for omitting the proposals from the Company's proxy materials.

The Division is also unable to concur in your view that the Winters Proposal consists of more than one proposal. Accordingly, we do not believe that rule 14a-8(a)(4) may be relied upon as a basis upon which the Winters Proposal may be omitted from the Company's proxy materials.

There appears to be some basis for your view that the A. Holtzman Trust, Baker, Winters and Tarantini Proposals **[*3]** may be excluded pursuant to rule 14a-8(c)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the Proposals are cast as recommendations or requests that the board of directors take the steps necessary to implement to Proposals. Assuming each proponent provides the Company with a proposal revised in this manner, within seven calendar days upon receipt of this response, the Division does not believe that rule 14a-8(c)(1) can be relied upon as a basis to omit the Proposals from the Company's proxy materials. The staff notes that the proponents have offered to revise the proposals in this manner.

The Division is further unable to concur in your view that the Proposals and Supporting Statements are false and misleading within the meaning of rule 14a-9. The staff notes that the proponents have offered to modify the language in the supporting statements. Accordingly, we are unable to concur in your view that the Proposals may be omitted from the Company's proxy materials in reliance on rule 14a-8(c)(3).

There appears to be some basis for your view that the M. Holtzman Proposal may be excluded from the Company's **[*4]** proxy materials pursuant to Rule 14a-8(c)(10) as moot. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the M. Holtzman Proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative basis for omission of this proposal upon which the Company relies.

Finally, there appears to be some basis for your view that the S. Holtzman Proposal may be omitted from the Company's proxy materials in reliance on rule 14a-8(c)(11) as that proposal and the Berkshire Proposal appear to be substantially duplicative of one another. Accordingly, assuming the Berkshire Proposal is included in the Company's proxy materials, the staff will not recommend enforcement action to the Commission if the S. Holtzman Proposal is omitted from the Company's proxy materials in reliance on rule 14a-8(c)(11).

Sincerely,

Stephanie D. Marks
Attorney Advisor

INQUIRY-1: HOGAN & HARTSON

L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109

TEL (202) 637-5600
FAX (202) 637-5910

DIRECT DIAL (202) 637-6858

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
[*5]
Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted by Berkshire Capital Partners
for Inclusion in the 1996 Proxy Statement of ONBANCorp, Inc.
(File No.0-18011)

Ladies and Gentlemen:

On behalf of Berkshire Capital Partners ("Berkshire"), we are writing in opposition to the letter submitted on behalf of ONBANCorp, Inc. (the "Company") to the Securities and Exchange Commission (the "Commission") dated January 4, 1996 (the "January 4th Letter"), which requested the concurrence of the staff of the Commission (the "Staff") in the Company's intention to omit from its proxy statement for the 1996 annual meeting (the "Proxy Statement") a shareholder proposal submitted by Berkshire (the "Berkshire Proposal"). n1

n1 The January 4th letter also seeks the Staff's concurrence in the Company's proposed omission of seven other proposals submitted by different proponents. This submission does not address those proposals other than with respect to the allegation that the real proponent of the Berkshire Proposal is one of the seven other proponents, Mr. Seymour Holtzman ("Holtzman").

DISCUSSION

Argument

The Berkshire Proposal **[*6]** involves the request that as soon as practicable after the 1996 annual meeting of the Company's shareholders, the Company's board of directors (the "Board of Directors") take necessary steps to effect the sale or merger of the Company on terms that are in the best interest of the Company's shareholders. The January 4th Letter states two bases for the Company's intention to exclude the Berkshire Proposal from the Proxy Statement: subparagraphs (a)(4) and (c)(3) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Berkshire is of the view that each of these bases lacks merit and should be rejected.

Rule 14a-8(a)(4)

The January 4th Letter argues that the true proponent of the Berkshire Proposal is Holtzman who, in the Company's view, is also the true proponent of proposals submitted for inclusion in the Proxy Statement by himself and six other shareholders of the Company (Holtzman's proposal and the proposals submitted by the other shareholders are referred to hereafter as the "Other Proposals"). Rule 14a-8(a)(4) permits only one proposal per proponent. In administering this limitation, the Staff has articulated two generally related tests to **[*7]** determine whether the proponent of a proposal is also the proponent of another proposal. These tests involve determinations as to whether a proponent also controls the securities held by another putative proponent or whether a proponent is working on behalf or as an alter ego of or in concert with another proponent. As detailed below, Berkshire does not believe the Berkshire Proposal should be excluded under either of these tests.

Control

If a proponent of a proposal also controls the securities held by another proponent, the Staff has not objected to exclusion of a proposal submitted by the proponent of the controlled securities. In adopting the one proposal per proponent rule, the Commission indicated that proponents should not be able to "evade" the limitation through maneuvers "such as having other persons whose securities they control submit two proposals each in their own names" and that the one-proposal limitation applies "collectively to all persons having an interest in the same securities." n2 The concept of control in the one proposal limitation relates to discretion in the disposing and voting of securities. *See, e.g., Stone & Webster, Inc.* (March 3, 1995) **[*8]** (omission of multiple proposals permitted where an investment agent had discretion to vote and dispose of shares beneficially owned by nominal proponents). As attested to in paragraph 4 of the attached affidavit of Michael H. Cook (the "Affidavit), general partner of Berkshire, Berkshire has sole discretion with respect to voting and disposition of shares of the Company's common stock owned by Berkshire and, accordingly, Holtzman does not control such shares within the meaning of the one proposal limitation.

n2 *See* Release 34-12999, [1976-1977 Transfer Binder], Fed. Sec. L. Rep. 80,812 (Nov. 22, 1976).

Acting On Behalf or as Alter Ego of or in Concert with

Where proponents act in a coordinated or arranged fashion with respect to proposals, the Staff has found such proponents to be a single proponent subject to the one proposal limitation. In reaching such results, the Staff has looked for indications that one proponent is acting on behalf or as an alter ego of or in concert with another proponent. As set forth below, Holtzman has no such relationship with Berkshire in connection with the Berkshire Proposal.

Indicia of "acting on behalf or as an alter ego of or **[*9]** in concert with" which the Staff has recognized as a basis for omission under Rule 14a-8(a)(4) include (i) the admission by a nominal proponent of the proponent's affiliation with another proponent, (ii) the absence of opposition by a nominal proponent to the assertion that such proponent's proposal is in reality submitted for a different proponent, (iii) the overall coordination, arranging and masterminding of multiple proposals by one proponent, (iv) a significant similarity in the language of proposals, supporting statements and cover letters, and v) the existence of evidence that the true proponent authored, prepared and solicited with respect to multiple proposals. *See, e.g., Weyerhaeuser Company* (December 20, 1995) (omission of multiple proposals permitted where one of the two proponents did not contest the company's position that the proposals were submitted by a single proponent, the proponents worked together and had the same address, and the language in the proposals and supporting statements was similar); *Albertson's Inc.* (March 11, 1994) (omission of multiple proposals permitted where two proponents admitted alliance as co-chairs of shareholders' committee, one **[*10]** proposal was submitted on such committee's letterhead and the other was submitted by a proponent as co-chair of the committee, and the language in the cover letters accompanying the proposals and the supporting statements was similar); *Banc One Corporation* (February 2, 1993) (omission of multiple proposals permitted where the true proponent admitted that he arranged for the other proponents to submit proposals, established the date for filing the proposals, and worked on the text of the other proponents' proposals); *Dominion Resources, Inc.* (December 22, 1992) (omission of multiple proposals permitted where proposals were submitted in direct response to the company's earlier rejection of multiple proposals submitted by one proponent, and each proposal bore the same postmark, was sent via certified mail with consecutive serial numbers and appeared to have been prepared using the same typewriter or word processor); *TPI Enterprises* (July 15, 1987)) (omission of multiple proposals permitted where one of the proponents advised the company by phone, using the word "we," to expect proposals, all proposals were delivered to the company by such proponent's law firm, preambles in **[*11]** all proposals were virtually identical and some proposals contained the same typographical error).

None of the above indicia are present here. The Company has not offered any evidence, nor is Berkshire aware of any, that Holtzman has claimed to be acting on behalf or as an alter ego of or in concern with Berkshire. Moreover, as attested to in the Affidavit, Berkshire has indicated that it is not affiliated or in any way working in concert with Holtzman (see paragraph 5 of the Affidavit). Berkshire gave no authority to Holtzman to represent it or act on Berkshire's behalf or make any public statements with regard to the Berkshire Proposal (see paragraph 6 of the Affidavit). Berkshire contested the Company's position that Berkshire and Holtzman acted in concert in submitting the Berkshire Proposal and refused to withdraw the Berkshire Proposal (see paragraph 7 of the Affidavit). Berkshire has had no agreements, understandings or arrangements with Holtzman with respect to the Berkshire Proposal (see paragraph 8 of the Affidavit). Berkshire did not coordinate the submission of the Berkshire Proposal with Holtzman (see paragraph 9 of the Affidavit).

As alleged evidence of joint action **[*12]** by Berkshire and Holtzman, the Company brings up a public statement made by Holtzman about his intent to submit up to eight shareholder proposals for inclusion in the Proxy Statement, which was followed by the submission of the Berkshire Proposal and the Other Proposals to the Company on the same day. Further, the Company indicates that on another occasion (after submission of all proposals) Holtzman publicly stated that he would withdraw the Other Proposals in exchange for including the Berkshire Proposal in the Proxy Statement. This, the Company alleges, demonstrates Holtzman's control over Berkshire and the Berkshire Proposal. However, the Company cites no evidence that Holtzman was in any way speaking or acting on behalf of Berkshire, and, as indicated in the Affidavit, Berkshire gave no authority to Holtzman with regard to his public statements. The fact that, unbeknownst to and without any authority from Berkshire, Holtzman expressed a position as to possible submission or withdrawal of proposals does not establish any proof of concerted activity between Holtzman and Berkshire.

Further, the Company alleges that the proximity of timing for submission of the Berkshire Proposal **[*13]** and the Other Proposals demonstrates that Berkshire and the proponents of Other Proposals, including Holtzman, were acting together. However, coincident transmission of proposals can hardly be viewed as compelling evidence of concerted activity. *See, e.g., Avondale Industries, Inc.* (February 28, 1995) (omission not permitted where a joint transmission of multiple proposals was argued to evidence intent to coordinate and support services were provided by a union to facilitate the actions of the proponents). The fact that the Berkshire Proposal and the Other Proposals were sent to the Company on the same day (November 21, 1995), far from being relevant as to whether Berkshire and Holtzman are working jointly, is presumably related most principally to the fact that the deadline for shareholder proposals for the Company was November 23, 1995.

Conclusion

Because, as discussed above, Holtzman does not control the securities owned by Berkshire and is not acting on behalf or as an alter ego of or in concert with Berkshire, the Berkshire Proposal is not excludable from the Proxy Statement under Rule 14a-8(a)(4).

Rule 14a-8(c)(3)

The January 4th Letter also argues that the supporting **[*14]** statement for the Berkshire Proposal "makes numerous false and misleading statements and omissions" and may, therefore, be omitted under Rule 14a-8(c)(3). Incredibly enough, however, notwithstanding this dramatic assertion, the Company devotes a mere 22 lines in support of this claim and in the end identifies no statement in the supporting argument as being false or misleading.

Instead, the Company's sole argument to support its claim is that Berkshire's supporting statement fails to disclose that Mr. Cook was the chairman of the investment committee of Franklin First Financial Corp. ("Franklin First") when Franklin First was acquired by the Company on August 31, 1993. It is not clear why this fact is a material omission with regard to the Berkshire Proposal. In this regard, as the Company knows, the Commission permits exclusion of the identity of a shareholder proponent in a proxy statement (*see* Rule 14a-8(b)(2)) and has no specific requirement regarding disclosure of a proponent's background. The Company argues, nevertheless, that this omission is significant in light of (i) Berkshire's statement (uncontested by the Company) that in 1994 the Company experienced a loss on securities **[*15]** transactions of $ 79.5 million, and (ii) the fact that, according to the Company, approximately $ 24 million of that loss was attributable to securities on the books of Franklin First at the time of its acquisition by the Company (the "Franklin First Securities").

What the Company does not disclose in the January 4th Letter is that Mr. Cook resigned all his positions with Franklin First in January 1994 and thus was in no way connected with the Company during the year of the uncontested securities loss described in Berkshire's supporting statement. Further, the Company does not give any information to the Staff regarding the value of the Franklin First Securities when Mr. Cook was affiliated with Franklin First. In this regard, as indicated by Mr. Cook in the Affidavit, the aggregate market value of the Franklin First Securities was *higher* than the book value of such securities on August 31, 1993 (when the Company acquired Franklin First), shortly thereafter on September 30, 1993, and on December 31, 1993, only weeks before Mr. Cook resigned his position as a director of Franklin First (see paragraph 11 of the Affidavit). To the extent that the Franklin First Securities contributed **[*16]** to the Company's 1994 loss on securities transactions, such loss occurred solely under the Company's control and after Mr. Cook was affiliated with the Company.

The Company's arguments regarding the accuracy of Berkshire's supporting statement lack any merit.

CONCLUSION

Based upon the foregoing, we urge the Staff to reject the Company's arguments for omitting the Berkshire Proposal from the Proxy Statement on the basis of subparagraphs (a)(4) and (c)(3) of the Rule 14(a)-8 under the Exchange Act.

* * *

Should you require any further information or have any questions regarding this matter, please feel free to call the undersigned or Krystyna Boron at (202/637-6813).

We would appreciate your acknowledging receipt of this letter by stamping one of the enclosed copies of this letter and returning it to my attention in the enclosed postage pre-paid envelope.

Sincerely,

David B.H. Martin, Jr.

INQUIRY-2: SKADDEN, ARPS, SLATE, MEAGHER & FLOM

919 THIRD AVENUE

NEW YORK 10022-3897

(212) 735-3000

FAX: (212) 735-2000

January 4, 1996

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: ONBANCorp, **[*17]** Inc.
Commission File No. 0-18011
Objection to Shareholder Proposals
Submitted Under Rule 14a-8

Ladies and Gentlemen:

On behalf of ONBANCorp, Inc., a **Delaware** corporation (the "Company"), pursuant to Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith as Exhibit 1 are copies of (i) a letter, dated November 22, 1995, from Seymour Holtzman (the "S. Holtzman Proposal"); (ii) a letter, dated November 21, 1995, from Marc L. Holtzman (the "M. Holtzman Proposal"); (iii) a letter, dated November 22, 1995, from Theodore L. Krohn, as trustee for the Allison Holtzman Trust 1971 (the "Holtzman Trust Proposal"); (iv) a letter, dated November 21, 1995, from Thomas E. Baker, M.D, (the "Baker Proposal"); (v) a letter, dated November 21, 1995, from Lanning A. Anselmi, M.D. (the "Anselmi Proposal"); (vi) a letter, dated November 21, 1995, from Theodore Winters (the "Winters Proposal"); (vii) a letter, dated November 21, 1995, from David Tarantini (the "Tarantini Proposal"); and (viii) a letter, dated November 21, 1995, from Berkshire Capital Partners (the "Berkshire Proposal"). Each of the foregoing letters contains a resolution **[*18]** and supporting statement which the proponent is seeking to include in the Company's proxy statement (the "Proxy Statement") for the 1996 Annual Meeting of Shareholders (the "1996 Annual Meeting") pursuant to Rule 14a-8 under the Exchange Act.

The S. Holtzman Proposal requests that a special committee of the Company's Board of Directors (the "Board") be established to pursue a sale of the Company; the M. Holtzman Proposal relates to a provision of the Company's Certificate of Incorporation (the "Certificate") that is no longer operative and that, prior to its expiration, would have precluded any holder of more than 10% of the Company's common stock from exercising voting rights over the shares in excess of the 10% threshold; the Holtzman Trust Proposal relates to the elimination of a provision in the Certificate which requires that the Board, in evaluating certain business combination proposals, give due consideration to the effect of such proposals on certain non-shareholder constituencies of the Company; the Baker Proposal calls for **cumulative voting** to be utilized in connection with the election of the Company's directors; the Anselmi Proposal calls for an amendment to the Company's **[*19]** By-laws to reduce the vote of shareholders required to call a special meeting of the Company's shareholders from 75% to 10%; the Winters Proposal relates to the elimination of the provisions of the Certificate which divide the Board into three classes and provide that members of the Board may be removed only for cause following a vote of the holders of 75% of the Company's shares; the Tarantini Proposal relates to the elimination of a provision in the Certificate regulating certain business combinations between the Company and certain "interested shareholders" and the addition of a provision to the Certificate which would render Section 203 of the **Delaware** General Corporation Law (the "DGCL") inapplicable to the Company; and the Berkshire Proposal requests that the Board take action to effect the sale or merger of the Company following the 1996 Annual Meeting. The S. Holtzman Proposal, M. Holtzman Proposal, Holtzman Trust Proposal, Baker Proposal, Anselmi Proposal, Winters Proposal, Tarantini Proposal and Berkshire Proposal are collectively referred to herein as the "Proposals," and each of the persons purporting to submit a Proposal is referred to herein as a "Proponent" and such **[*20]** persons are collectively referred to herein as the Proponents."

The Company intends to omit each of the Proposals from the Proxy Statement in accordance with Rule 14a-8(a)(4), because they constitute more than one proposal by what is in fact one true proponent, Mr. Seymour Holtzman. In the event the Staff does not concur in this decision, the Company intends, in accordance with Rule 14a-8(a)(4), to omit (i) the S. Holtzman, M. Holtzman and Holtzman Trust Proposals from the Proxy Statement because they constitute more than one proposal by what is in fact one true proponent, Mr. Seymour Holtzman, (ii) the Baker and Anselmi Proposals because they constitute more than one proposal by what is in fact one true proponent, either Dr. Baker or Dr. Anselmi and (iii) the Winters Proposal because it includes two separate and distinct proposals.

In addition, the Company intends (i) to omit the Holtzman Trust Proposal, Baker Proposal, Winters Proposal and Tarantini Proposal from the Proxy Statement in accordance with Rule 14a-8(c)(1) because, as discussed below, each of such proposals is not a proper subject for action by security-holders under the laws of the State of **Delaware;** (ii) to omit the **[*21]** Berkshire Proposal, Baker Proposal, Anselmi Proposal, Winters Proposal, Tarantini Proposal, Holtzman Trust Proposal and S. Holtzman Proposal from the Proxy Statement in accordance with Rule 14a-8(c)(3) because the supporting statements relating to these proposals are false and misleading; (iii) to omit the M. Holtzman Proposal from the Proxy Statement in accordance with Rule 14a-8(c)(10) because, as discussed below, such proposal has been rendered moot; and (iv) to omit the S. Holtzman Proposal from the Proxy Statement in accordance with Rule 14a-8(c)(11) because such proposal is substantially duplicative of the Berkshire Proposal, which proposal will be included in the Proxy Statement if not otherwise excluded as described above.

I. Rule 14a-8(a)(4)--ONE PROPOSAL LIMITATION PROVIDES BASIS
TO EXCLUDE PROPOSALS

Rule 14a-8(a)(4) permits a proponent to submit only one proposal and supporting statement. As the facts described below clearly demonstrate, Mr. Seymour Holtzman is the true proponent of all of the Proposals and is seeking to evade the requirements of Rule 14a-8(a)(4) by acting through the nominal proponents of the Proposals.

The Staff has indicated that proponents would be **[*22]** treated as one proponent for purposes of Rule 14a-8(a)(4) when an issuer demonstrates that one proponent is the "alter ego" of another proponent. In Jefferson Pilot Corporation (available March 12, 1992), the Staff noted that the "one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation through maneuvers, such as having persons they control submit a proposal." See also Albertson's Inc. (available March 11, 1994) and Consolidated Freightways, Inc. (available March 4, 1994) (each involving two proposals submitted by two individuals considered as having been submitted by one proponent, the labor union to which they belonged, even though the proponents asserted that they only received from the union advice and assistance in soliciting votes). See also Occidental Petroleum Corp.(available March 22, 1983); Texas Instruments. Inc. (available January 19, 1982).

In this instance, the evidence that Mr. Seymour Holtzman is the true proponent of all of the Proposals is compelling. Mr. Holtzman essentially admitted this fact on November 21, 1995, when his spokesman, Mr. Charles Garcia (who is also Mr. Holtzman's son-in-law), **[*23]** publicly stated that Mr. Holtzman planned to submit to the Company up to eight shareholder proposals for inclusion in the Proxy Statement and that such proposals would call for a sale of the Company and the dismantling of the Company's "anti-takeover defenses." Mr. Garcia explained that in submitting such proposals, Mr. Holtzman hoped "to stir the pot a bit." See SNL Daily BankFax (November 22, 1995) attached hereto as Exhibit 2. On the next day, the Company received all eight of the Proposals. The Proposals cover the precise range of matters described by Mr. Garcia the previous day.

Public statements made by Mr. Holtzman subsequent to November 21, 1995 also establish that he is, in fact, the true proponent of all eight of the Proposals. The Company has learned that on December 7, 1995, at an unofficial public gathering of the Company's shareholders orchestrated by Mr. Holtzman, Mr. Holtzman stated that he would be willing to withdraw all of the Proposals (other than the Berkshire Proposal) if the Company agreed to include the Berkshire Proposal in the Proxy Statement. By publicly acknowledging his power to withdraw or cause to be withdrawn the proposals, Mr. Holtzman has **[*24]** demonstrated -- indeed, he has admitted -- that, with respect to the Proposals, he controls such proposals or the Proponents thereof and that each of the other Proponents is merely the alter ego of Mr. Holtzman.

The circumstances surrounding the submission of the various Proposals provide further evidence that the Proponents are not acting independently. All eight proposals were sent to the Company via Federal Express on November 21, 1995 within a 2 1/2 hour time period. n1 Moreover, (i) the Baker, Anselmi, and M. Holtzman cover letters contain identical language (except for individual specific references), (ii) the Winters, Holtzman Trust, Tarantini, and S. Holtzman cover letters all contain identical language (except for individual specific references), and (iii) the language of each of the cover letters described in clause (i) above is substantially similar to the language of the cover letters described in clause (ii) above.

For the reasons described above, the Company believes that Mr. Seymour Holtzman is the true proponent of each of the Proposals, and has caused these proposals to be submitted through seven nominal proponents. The fact that the letters have been submitted nominally **[*25]** by separate shareholders and that some of the letters differ slightly in wording cannot disguise Mr. Holtzman's coordinated effort to evade the one proposal limitation of Rule 14a-8(a)(4). In fact, many of the factors cited above (i.e. virtually identical language, similarities of form and appearance, same day delivery and one proponent's explicit statements suggesting his orchestration of all proposals submitted) existed in TPI Enterprises, Incorporated (available July 15, 1987), where the Commission granted a no-action request based on Rule 14a-8(a)(4). Therefore, the Company believes it may properly omit all of the Proposals from the Proxy Statement pursuant to Rule 14a-8(a)(4).
n1 In fact, as enclosed receipt copies indicate (See Exhibit 3 attached hereto), each of the Winters Proposal, Tarantini Proposal and Holtzman Trust Proposal was processed by the same Federal Express employee (No. 200437) within one minute of the other. The S. Holtzman Proposal and M. Holtzman Proposal were also sent within one minute of each other by the same Federal Express employee (No. 57323).

In the event the Staff finds that the Proponents do not constitute a group which is the alter ego **[*26]** of Mr. Seymour Holtzman, the Company believes that sufficient evidence exists to exclude the S. Holtzman Proposal, M. Holtzman Proposal and Holtzman Trust Proposal under the single proposal rule for the following reasons: First, these three proposals have been submitted by three members of the same family. n2 Second, all three proposals were sent via Federal Express on November 21, 1995 between 5:55 PM and 6:08 PM E.S.T., and the S. Holtzman Proposal and M. Holtzman Proposal were sent by the same Federal Express employee (No. 57323). Third, all three proposals and supporting statements are very similar in appearance. Based on these factors, as well as the statements by Mr. Holtzman's spokesman about Mr. Holtzman's intention to submit multiple proposals to the Company, the Company believes that Mr. Seymour Holtzman is the real proponent of the S. Holtzman Proposal, M. Holtzman Proposal and Holtzman Trust Proposal and, accordingly, the Company

may properly omit these three proposals from the Proxy Statement pursuant to Rule 14a-8(a)(4).
n2 Mr. Seymour Holtzman is the father of both Mr. Marc Holtzman and Allison Holtzman, the beneficiary "of the Holtzman Trust.

The Company also **[*27]** believes that the Baker Proposal and the Anselmi Proposal may be omitted from the Proxy Statement under the single proposal rule for the following reasons: Both proposals were accompanied by cover letters typed by the same individual (with initials "cs") on identical stationery. In addition, the cover letters are identical in language (except for individual specific references), and both proposals were sent to the Company in the same Federal Express envelope. These circumstances clearly indicate that these two proposals are the result of action by either Dr. Baker or Dr. Anselmi, with the other acting merely as the alter ego of the true proponent in violation of the single proposal rule. Accordingly, the Company believes it may omit these two proposals from the Proxy Statement pursuant to Rule 14a-8(a)(4).

The Company also believes that the Winters Proposal may be omitted because it contains multiple proposals in violation of the single proposal rule. Effectuation of the Winters Proposal would require amendments to two separate articles of the Certificate. The first article (subsection (c) of Article SIXTH), divides the Board into three classes, while the second (Article NINTH) provides **[*28]** that directors may only be removed for cause and by a vote of the holders of 75% of the Company's shares. Clearly, the issue of a director's term of service (i.e., one vs. three years) is distinct from that of the appropriate grounds and procedure for removing a director. Accordingly, the Company believes it may omit the Winters Proposal pursuant to Rule 14a-8(a)(4) because it contains more than one distinct proposal.

In accordance with Rule 14a-8(a)(4), on the date hereof, the Company has sent each of the Proponents a letter, a copy of which is attached hereto as Exhibit 4, requesting them to comply with the one- proposal rule. Although the Company has not yet received a response from any of the Proponents, we will forward a copy of any response which the Company receives to the Staff.

II Rule 14a-B(c)(1) -- SEVERAL PROPOSALS MAY BE OMITTED BECAUSE THEY ARE NOT PROPER ACTIONS BY THE SECURITY-HOLDERS OF THE COMPANY

Rule 14a-8(c)(1) allows a corporation to omit a shareholder proposal from its proxy statement "if the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security-holders." The Note to Rule 14a-8(c)(1) provides that "whether a **[*29]** proposal is a proper subject for action by security-holders will depend upon applicable state law."

Under **Section 242**(b)(1) of the DGCL, before an **amendment** to a corporation's **certificate** of incorporation may be considered by the shareholders at an annual or special meeting, the corporation's "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." The initiation of an **amendment to the Certificate** is within the authority of the Board and, as such, is not a proper subject for action by the Company's shareholders. As described below, effectuation of each of the Holtzman Trust Proposal, Baker Proposal, Winters Proposal and Tarantini Proposal would require that the **Certificate be amended,** and accordingly such proposals are not appropriate actions for shareholders to take.

Holtzman Trust Proposal: The Holtzman Trust Proposal, if approved, would **amend** Article SEVENTH of the **Certificate** to require the **[*30]** Board to consider only the price or other consideration offered by third parties who seek to purchase the Company's equity securities or assets or to merge or consolidate with the Company.

Baker Proposal: The Baker Proposal, if approved, expressly mandates the establishment of **cumulative voting** in regard to the election of Directors. Article FOURTH of the Certificate currently provides: "No stockholder shall have any rights to cumulate his votes in the election of directors."

Winters Proposal: The Winters Proposal, if approved, would amend Subsection (c) of Article SIXTH of the Certificate, which expressly divides the Board into three classes, and would also **amend** Article NINTH of the **Certificate** to allow shareholders to remove directors, with or without cause, by a simple majority vote (rather than the 75% requirement currently provided for in the Certificate).

Tarantini Proposal: The Tarantini Proposal, if approved, would **amend the Certificate** by (i) deleting provisions in Article EIGHTH of the Certificate regarding certain business combination transactions between the Company and certain interested stockholders and (ii) inserting a provision in the Certificate which **[*31]** would opt out of Section 203 of the DGCL.

Based upon the foregoing, the Company believes that the Holtzman Trust Proposal, Baker Proposal, Winters Proposal and Tarantini Proposal are not proper actions for security-holders under applicable **Delaware** law and, accordingly, the Company believes it may omit these four proposals from the 1996 Proxy Statement pursuant to Rule 14a8(c)(1).

III Rule 14a-8(c)(3)--SEVERAL PROPOSALS MAY BE OMITTED BECAUSE THEIR SUPPORTING STATEMENTS ARE FALSE AND MISLEADING

In the event that the Staff does not find that all or some of the Proposals may be omitted under Rule 14a-8(a)(4), several of the Proposals and their corresponding supporting statements are false and misleading and therefore may be omitted pursuant to Rule 14a-8(c)(3). Rule 14a-8(c)(3) permits a registrant to omit any proposal and any supporting statement from its proxy statement if the proposal or its supporting statement is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. An example given by the Note to Rule 14a-9(b) of what may be "misleading" is material which directly or indirectly impugns character, integrity or personal reputation, **[*32]** or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

In the supporting statement for the Berkshire Proposal, the Proponent makes numerous false and misleading statements and omissions. In particular, the Proponent notes the Company's 1994 loss on securities transactions of $ 79.5 million, thus attempting to justify the assertion that there has been "management failure and inadequate oversight by the Company's Board of Directors." Incredibly, the supporting statement for the Berkshire Proposal fails to disclose that Mr. Michael H. Cook, general partner of Berkshire Capital Partners (the Proponent of the Berkshire Proposal), personally contributed to a material portion of such losses. Mr. Cook was a director of Franklin First Financial Corp. ("Franklin First") and chairman of its investment committee. Franklin First was acquired by the Company in mid-1993. Of the $ 79.5 million loss, approximately $ 24 million was attributable to securities on the books of Franklin First at the time of its acquisition by the Company. Such securities had been placed on the Franklin First books at the direction of Franklin **[*33]** First's investment committee which was led by Mr. Cook.

For the Proponent to criticize investment decisions which were fundamentally similar to investment decisions for which the Proponent's general partner was largely (if not primarily) responsible in his capacity as a director of Franklin First without also disclosing his involvement in those decisions is grossly misleading -- and outrageous.

The statement in support of the Baker Proposal contains several false and misleading statements. The second paragraph of the supporting statement states that "the law permits **cumulative voting;** but (the Company 5] Board does not." The third paragraph of the supporting statement states that "when *Directors use* such mechanisms as a staggered Board to *weaken stockholder control,* **cumulative voting** becomes even more important" (emphasis added). While it is true that Section 214 of the DGCL allows **cumulative voting,** the absence of a right on the part of the Company's shareholders to cumulate votes does not arise from any action taken by the existing Board, but rather because Article FOURTH of the Certificate expressly provides such prohibition. Furthermore, any **amendment to the Certificate** **[*34]** to change this provision would also require shareholder action; the Board could not unilaterally add or amend this type of provision in the Certificate.

In addition, the statement in support of the Baker Proposal asserts that **cumulative voting** is necessary in order that the "stockholders would have a representative on the inside as a watchdog, to monitor [the Company's] performance and make sure the Board was working in the stockholder's best interest." The next sentence of the supporting statement purports to declare as fact that "as things stand, though, an *active advocate* for stockholders is unlikely to gain admission to the Board if the Board of Directors want to keep him or her out" (emphasis added). Together, these statements suggest, without documentary evidence, that members of the Company's Board do not have a stock ownership interest in the Company and that they are violating their fiduciary duties and are not working in the best interests of the stockholders. In sum, more than one third of the sentences in this supporting statement contain false or misleading assertions because, without factual foundation, they impugn the character, personal reputation and integrity **[*35]** of the members of the Board.

The supporting statement in the Anselmi Proposal, relating to the minimum number of shares required to call a special meeting of the Company's shareholders, is factually misleading. The supporting statement asserts that, "the Board of Directors knows that it is extraordinarily difficult for stockholders to [satisfy the current 75% vote requirement]." The supporting statement does not provide any basis for this assertion and does not explain how or why the Proponent has special knowledge of what the Board does or does not know.

In addition, the supporting statement for the Anselmi Proposal states that "when important matters arise--for example, the prospect of a major transaction involving ONBK--stockholders should be able to make themselves heard on the matter, even if the Board is not willing to grant them a voice." This statement is misleading for two reasons. First, **Delaware** law, the Certificate and the Company's By-laws govern the ability of the Company's shareholders to take action. The statement that "shareholders should be able to make themselves heard" implies that the provision of the By-laws is contrary to law. If the Proponent believes that **[*36]** the law should be changed, this statement should be presented as a belief of the Proponent. Second, the statement regarding the Board's willingness to "grant" the shareholders a voice implies that any determination by the Company's Board not to call a special meeting in such a circumstance would be improper. However, as stated above, **Delaware** law specifically permits such a determination by the Board.

The statement contained in the Anselmi Proposal's supporting statement that "the 10% threshold ensures that stockholders will take this extraordinary step only when it is truly warranted" is baseless. The Proponent has not demonstrated that it is in a position to speak for other holders of the Company's stock.

The supporting statements in the Winters Proposal which assert that the directors have "insulated themselves" and the Board "has shielded itself" from the power of stockholders to elect or remove a member of the Board are false and misleading in that they purport to attribute a motive to the directors without any foundation. Indeed, the provisions in the Certificate which the Winters Proposal attack have been in the Certificate far longer than the tenure of a number of the directors. **[*37]** Moreover, the assertion that "the Board has made it nearly impossible to remove Directors" is utterly without foundation and is, in fact, incorrect as a matter of law and logic. See Unitrin, Inc. v. American General Corp., 651 A.2d 1361.

In addition, the statements in the supporting statement that "elected representatives can become arrogant," "directors can lose sight of the stockholders' interest if they are allowed to make it harder for stockholders to replace them" and that "an ineffective, arrogant Board should not be permitted to escape its accountability" are all false and misleading because by implication, they refer to the existing Board and no factual bases for the assertions with respect to the Board are presented.

The supporting statement in the Tarantini Proposal is similarly false and misleading because it is without support and impugns the personal reputations and integrity of the members of the Board. The supporting statement asserts that (i) "as a practical matter, Article 8 [of the Certificate] means that no one is going to buy [the Company] if the Board doesn't feel like selling," (ii) "by discouraging potential acquires (sic), the Board robs stockholders of **[*38]** the opportunity to reap this premium [to acquire control]" and (iii) "the Board has simply attempted to make [the Company] unattractive!" This supporting statement, like those in support of the three Proposals discussed immediately above, is misleading because it attributes the purported effect of certain provisions in the Certificate to actions of the Board, when in fact the Board has taken no such actions and, as discussed above, lacks the power unilaterally to take action which would remedy the "problem" cited by the Proponent. In addition, the Proponent provides no basis for the assertions that the Board has discouraged acquirors or taken steps to make the Company "unattractive." Moreover, the use of the words "rob" and "unattractive" implies improper actions on the part of the Board and, without factual support, is false and misleading. The statement in the supporting statement that "this provision is a barrier intended to discourage potential purchasers or merger partners is baseless. Provisions of the type cited by the Proponent are common in publicly held corporations, many of which are or have been involved in mergers or other business combination transactions.

The supporting **[*39]** statement included with the Holtzman Trust Proposal is false and misleading for two reasons. First, the statement implies that Article SEVENTH of the Certificate allows the Board to consider non-shareholder constituents in a vacuum. This is not the case. In fact, Article SEVENTH provides that "in connection with the exercise of its judgement in determining what is in the best interests of the Corporation and its stockholders" the Board shall give "due consideration" to certain factors. By omitting to state the framework in which such factors are to be viewed, the proponent risks misleading the Company's shareholders as to the nature of Article SEVENTH. In other words, because of such omission a reader of the supporting statement could easily infer that Article SEVENTH requires the Board to consider such factors without regard to the best interests of shareholders. Second, the statement that "the Board must consider" (emphasis added) non-shareholder constituencies is factually incorrect. Article SEVENTH states that such constituencies shall receive "due consideration," which means that these factors should only be considered to the extent appropriate. If the Board were to determine **[*40]** that such constituencies did not merit consideration in the context of evaluating a transaction, then no weight would be given to the effect of such transaction on such non-shareholder constituents and the evils of which the Proponent complains would not occur.

In addition, the Proponent of the Holtzman Trust Proposal does not provide any support for the statement that "if someone offers to buy [the Company], the Board of Directors should sell if the price is right." This statement is clearly the opinion of the Proponent and it is misleading for the Proponent to present such beliefs as statements of fact.

The supporting statement for the S. Holtzman Proposal also contains false and misleading statements. In the seventh paragraph of the supporting statement, the Proponent states that "opposition by the Board of Directors to the sale" of the Company could discourage potential acquirors. This statement implies that such opposition by the Board currently exists; however, the Proponent provides no evidence to support such assertion. The statement also asserts that "selling by [disappointed] stockholders would inevitably force the market price of [the Company's] stock to go down." This **[*41]** statement is also without factual support. While sales of significant amounts of stock can depress the price of a stock, the Proponent provides no evidence that any stock would be sold, much less enough stock to lower the market price of the Company's stock. The Proponent's conjecture should not be stated as fact. The ninth paragraph of the supporting statement for the S. Holtzman Proposal states that "there are interested potential acquirors." However, once again the Proponent provides no factual support for the assertion that such entities exist.

IV Rule 14a-8(c)(10)--THE M. HOLTZMAN PROPOSAL MAY BE
OMITTED BECAUSE IT HAS BEEN RENDERED MOOT

Rule 14a-B(c)(10) provides that a corporation may omit a shareholder proposal which "has been rendered moot." The M. Holtzman Proposal, if approved, would delete Article FIFTH of the Certificate. However, by its terms, Article FIFTH became inapplicable from and after August 6, 1990. Since the shareholder entitlement contemplated by the M. Holtzman Proposal already exists under the terms of Article FIFTH of the Certificate, the M. Holtzman Proposal has been rendered moot and therefore may be omitted from the Proxy Statement pursuant to Rule 14a-8(c)(10).

[*42]

V Rule 14a-8(c)(11)--THE S. HOLTZMAN PROPOSAL IS SUBSTANTIALLY
DUPLICATIVE OF THE BERKSHIRE PROPOSAL

Rule 14a-8(c)(11) provides that a corporation may omit from its proxy materials proposals which are "substantially duplicative of a proposal previously submitted by another proponent, which proposal will be included in the registrant's proxy material." When adopting this provision, the Commission stated that its purpose was to eliminate the possibility that shareholders would need to consider two or more substantially identical proposals submitted by "proponents acting independently of each other." See S.E.C. Release No. 34-12999 (November 22, 1976).

In determining whether or not proposals are substantially duplicative, the Commission Staff has consistently permitted the omission of proposals that were not identical in scope and terms provided that the principal thrust or focus of such proposals was the same. See Centerior Energy Corporation (available February 27, 1995) (three proposals calling for limits and/or freezes in executive and director compensation were substantially duplicative of a fourth proposal capping executive officer compensation at fixed amounts, suspending **[*43]** executive pay raises and eliminating executive and director stock option grants and bonuses); Pinnacle West Capital Corporation (available March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders is substantially duplicative of a proposal to terminate all bonuses until a dividend of at least $ 1.00 per share is paid); American Electric Power Company (available December 22, 1993) (proposal to establish salary ceiling for executive officers and directors at two times the salary provided to the President of the United States is substantially duplicative of a proposal to limit such compensation to 150% of the salary provided to the President of the United States). The principal thrust of each of the Berkshire Proposal and the S. Holtzman Proposal is to call for the Board to take steps to sell the Company on terms that are in the best interests of the Company's shareholders.

Rule 14a-8(c)(11) permits the exclusion of a proposal which is substantially duplicative of an included proposal which was previously submitted. In this case, for all practical purposes, the proposals were submitted simultaneously to the Company. Both proposals were **[*44]** sent via Federal Express within ten minutes of each other and the Company received both proposals on the same day. Nevertheless, Rule 14a-8(c)(11) remains applicable as a basis for excluding one of the two substantially duplicative proposals. See The Timken Co. (available

January 6, 1986). n3 In the event there is no other basis for the Company to omit either the Berkshire Proposal or the S. Holtzman Proposal, the Company believes it may omit the S. Holtzman Proposal pursuant to Rule 14a-8(c)(11) on the basis that the Berkshire Proposal, while having the same principal thrust, is more comprehensive because it requests the Board to consider a broader range of transactions involving the Company. Namely, the Berkshire Proposal requests a sale or merger of the Company while the S. Holtzman Proposal requests only a sale of the Company. In light of the simultaneous submission of these two proposals and the similar principal thrust underlying them, omission of the S. Holtzman Proposal would eliminate the risk of confusion which might result from inclusion of two very similar proposals.

n3 While the Staff denied the registrant's no-action request in this matter apparently on the grounds that the proposals at issue were not substantially duplicative," the request letter did include the following reference:

> "In a conversation with Steven D. Guyunn, Esq., of Jones, Day, Reavis & Pogue, Ms. Cecelia D. Blye of the Commission, having consulted with Mr. William E. Morley on this issue, concurred in this analysis of, and concluded that paragraph (c)(11) could be applicable in, simultaneous receipt situations. **[*45]**

For the foregoing reasons, we request respectfully that the Staff not recommend any enforcement action if the Company omits the Proposals from the Proxy Statement. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposals or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If you have any questions regarding any aspect of this request, please contact William S. Rubenstein at (212) 735-2642 or Frank Ed Bayouth at (713) 655-5115.

Pursuant to Rule 14a-8(d), we are filing with the Commission six copies of this letter, the Proposals and the Supporting Statements, and we are mailing concurrently a copy of this letter to each Proponent.

To the extent that the conclusions set forth in this letter are based on matters of law, this letter also constitutes our supporting opinion with respect thereto.

Kindly acknowledge receipt of this letter and the materials enclosed herewith by file stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

William S. Rubenstein

[*46]

Exhibit 1

November 22, 1995

Mr. David M. Dembowski
ONBANCorp. Inc.
Secretary & Senior Vice President
101 South Salina Street
P.O. Box 4983
Syracuse, NY 13221-4983

Dear Mr. Dembowski:

I am requesting that the following Shareholder Proposal, as well as the attached Supporting Statement, be included in the Proxy Statement for the 1996 Annual Meeting of Stockholders.

I beneficially own, directly or indirectly through one of my affiliates 232,594 shares of ONBANCorp, Inc. as of November 21, 1995 and have held this stock continuously since the merger of ONBANCorp, Inc. and Franlin First Financial Corporation in 1993.

Evidence of my ownership can be found in the attached broker statements.

Sincerely,

Seymour Holtzman
433 Plaza Real, Suite 365
Boca Raton, FL 33432

[ATTACHMENT 1]

SHAREHOLDER PROPOSAL

"Resolved, that the stockholders of ONBANCorp ("ONBK"), request and recommend that the Board of Directors immediately establish a committee consisting of three Directors, none of whom was ever an employee of ONBK or its subsidiaries, to aggressively solicit, review, and negotiate offers for the sale of ONBK on terms that are fair and in the best interest of stockholders **[*47]** of ONBK."

Supporting Statement

The Proponent directly, and indirectly through his affiliates, owns 232,594 shares of ONBK and believes that he is currently the largest individual shareholder of ONBK. The Proponent is proposing that the Board of Director aggressively pursue the sale of ONBK.

During the last year there were many mergers in the banking industry. For example:

1. In New Jersey, Summit Bancorp, a $ 5.5 billion bank received 244% of book value for their stock. Midlantic Corp., a $ 13.6 billion bank received 211% of book value for their stock; and First Fidelity Bancorp, a $ 35 billion bank received 192% of book value for their stock.

2. In Pennsylvania, Integra Financial a $ 15 billion bank received 198% of book value for their stock. Meridian Bancorp, a $ 14.9 billion bank received 213% of book value for their stock.

Based upon these, and other subsequent acquisitions, it is reasonable to assume the ONBK shareholders could now receive an offer for purchase substantially above the current market price of ONBK's stock.

The Proponent believes that unless the Board of Director moves quickly to sell ONBK, the price of an acquisition offer may be lower because **[*48]** many potential acquirors for ONBK have already been acquired, are in the process of being acquired, or are now seeking to acquire much larger institutions than ONBK.

The Proponent believes that much of the price appreciation in ONBK stock can be attributed to purchases by investors buying stock of institutions that are perceived to have a high probability of being acquired.

The Proponent believes that opposition by the Board of Directors to the sale of ONBK could discourage potential acquirors, and severely disappoint stockholders who acquired this stock because they believe ONBK would soon be sold. Selling by these stockholders would inevitably force the market price of ONBK stock to go down.

Because of the uncertainty of the future it is now more important than ever for our Board of Directors to sell ONBK while there are interested potential acquirors.

The Proponent urges you to vote FOR this proposal to tell the Board of Directors to maximize, and protect, the value of your investment by immediately taking those steps necessary to achieve the sale of ONBK.

[ATTACHMENT 2]

November 21, 1995

Mr. David M. Dembowski:
Secretary & Senior Vice President
101 South Salina Street
[*49] P.O. Box 4983
Syracuse, NY 13221-4983

Dear Mr. Dembowski:

Please find enclosed the following Shareholder Proposal, as well as a Supporting Statement, that I am requesting be included in the Proxy Statement for the 1996 Annual Meeting of Stockholders.

I am the beneficial holder of 6,187 shares of ONBANCorp., Inc. as of November 21, 1995 and have held this stock continuously for over two years.

Evidence of my ownership can be found in the attached statement by my broker at Smith Barney.

Sincerely,

Marc L. Holtzman
33 Sahara Drive
Kingston, PA 18704

[ATTACHMENT 3]

SHAREHOLDER PROPOSAL

"Resolved, that for the election of Directors and for all the other purposes, each holder of the Common Stock of ONBANCorp ("ONBK") shall be entitled to one vote for each share of Common Stock owned, without limitation, and that no owner of shares of Common Stock shall be limited in the exercise of voting rights by reason of the percentage of Common Stock held."

SUPPORTING STATEMENT

ONBK usually follows a "one share, one vote" policy. Article 5th of ONBK's Certificate, however, violates this basic tenet of corporate democracy. This Article forbids anyone to own beneficially 10% or more **[*50]** of the Common Stock of ONBK, and if a stockholder does acquire more than 10% of the shares, he or she is not allowed to vote any "excess" shares.

Everyday fairness suggests that stockholders should have one vote for every share. But for voting purposes, this Article makes even a majority stockholder into a minority holder. These are not the holders of some kind of special, non-voting shares, but of ordinary shares of Common Stock. Every one of these shares would normally carry the right to one vote. But the Board of Directors seems to think that stockholders should be punished if they invest too much money in ONBK. No matter how many shares a stockholder buys, when it comes to voting, he or she will never be more than a 10% holder.

This provision does not simply go against fair play, it could also depress the value of every other stockholder's investment. A party interested in acquiring ONBK would pay a premium to gain control. Because a buyer cannot gain control even by purchasing 100% of the Common Stock, no one will be willing to pay stockholders a premium price for their shares. Article 5th robs stockholders of this opportunity to maximize the value of their investment. The Proponent **[*51]** therefore urges you to vote FOR this proposal and remove the artificial restraint on the enhancement of shareholder value.

THEODORE L. KROHN
ATTORNEY AT LAW

THE PARK BUILDING
SUITE 201
400 THIRD AVENUE
KINGSTON, PA 18704
(717) 288-2140
FAX (717) 288-2146

November 22, 1995

Mr. David M. Dembowski
ONBANCorp, Inc.
Secretary & Senior Vice President
101 South Salina Street
P.O. Box 4983
Syracuse, NY 13221-4983

Dear Mr. Dembowksi:

I am requesting that the following Shareholder Proposal, as well as the attached Supporting Statement, be included in the Proxy Statement for the 1996 Annual Meeting of Stockholders.

I am the Trustee for the "Allison Holtzman Trust 1971," which is the beneficial holder of 13,612 shares of ONBANCorp, Inc. as of November 21, 1995 and the Trust has held this stock continuously since the merger of ONBANCorp, Inc. and Franklin First Financial Corporation in 1993.

Evidence of the Trust's ownership of these shares can be found in the attached brokerage statements.

Sincerely,

THEODORE L. KROHN
Trustee - Allison Holtzman
Trust 1971

[ATTACHMENT 4]

SHAREHOLDER PROPOSAL

"Resolved, that the Board of Directors of ONBANCorp ("ONBK"), when evaluating any offer

[*52] of another party to (a) purchase or exchange any securities or property for any outstanding equity securities of ONBK; (b) merge or consolidate ONBK with another corporation; or (c) purchase or otherwise acquire all or substantially all of the properties and assets of ONBK, shall in connection with the exercise of its judgment in determining what is in the best interest of ONBK and its stockholders, give due consideration only to the price or other consideration being offered."

SUPPORTING STATEMENT

If a party offers to buy ONBK, the Board of Directors must decide whether or not the offer is a good one. Common sense suggests that the main question the Board should ask is: "How much are you offering to pay?" At present, however, ONBK's Certificate of Incorporation makes the price only one factor among many. In evaluating an offer, the Board must consider not only the price offered but the effect the sale might have on such groups as depositors, employees, customers, suppliers, and communities where ONBK has facilities. The Proponent believes this provision does not reflect the fact that, ONBK belongs to stockholders who want the best possible return on their investment. If someone **[*53]** offers to buy ONBK, the Board of Directors should sell if the price is right.

Of course relationships with customers, suppliers and the like are important in the ordinary course of business. But it is a special case when someone offers to buy a corporation. Customers and suppliers do not own corporations, stockholders do. Price is the key issue in any offer to purchase, and stockholders should be able to sell at the best possible price. ONBK belongs to the shareholders, and when it comes to maximizing the value of our investment, the Board of Directors should put our interests first.

The Proponent believes that this provision directing the Board of Directors to consider non-stockholder interests simply lets the Board reject an offer to buy ONBK, even if selling ONBK would give stockholders the maximum return on their investment. Maximization of stockholder value should be ONBK's foremost policy, and the Board should honor this policy by making price alone the deciding factor in evaluating an offer to buy ONBK.

Vote FOR this Proposal to make stockholder value the cornerstone of the Board's decision-making.

[ATTACHMENT 5]

Associated

Physicians

KINGSTON MEDICAL CENTER: 610 Wyoming **[*54]** Avenue, Kingston, PA 18704-3787 . (717) 288-5441

November 21, 1995

Mr. David M. Dembowski
ONBANCorp. Inc.
Secretary & Senior Vice President
101 south Salina Street
P.O. Box 4983
Syracuse, NY 13221-4983

Dear Mr. Dembowski:

Please find enclosed the following Shareholder Proposal, as well as a Supporting Statement, that I am requesting be included in the Proxy Statement for the 1996 Annual Meeting of

Stockholders.

I am the beneficial holder of 3,000 shares of ONBANCorp., Inc., as of November 21, 1995 and have held this stock continuously for over two years.

Evidence of my ownership can be found in the attached statement by the trust department of PNC Bank.

Sincerely,

THOMAS E. BAKER, M.D.
R.D.#5 Country Club Road
Dallas, PA 18612

[ATTACHMENT 6]

"Resolved, that each holder of the stock of ONBANCorp ("ONBK") entitled to vote at elections to the Board of Directors of ONBK be entitled to a number of votes equal to the number of shares owned, multiplied by the number of Directors to be elected, and to cast all of these votes for a single candidate, or for any two or more candidates, as the stockholder sees fit."

SUPPORTING STATEMENT

The law permits corporations to use "**cumulative [*55] voting**" in elections of Directors. **Cumulative voting** enables stockholders to distribute their votes as they think best. In an election involving five Directors, for example, a stockholder owning one share could vote once for a candidate for each seat, or instead cast five votes for a candidate for one of the seats. **Cumulative voting** does not give stockholders more votes, but it allows them to use their votes more effectively.

The law permits **cumulative voting;** but ONBK's Board does not. If **cumulative voting** were possible, stockholders could pool their votes to help ensure the election of a Director who would be their voice on the Board. Stockholders would have a representative on the inside as a watchdog, to monitor ONBK's performance and make sure the Board was working in the stockholder's best interest. As things stand, though, an active advocate for stockholders is unlikely to gain admission to the Board if the Board of Directors want to keep him or her out.

Cumulative voting helps guard against a monolithic, rubber stamp Board of Directors. When Directors use such mechanisms as a staggered Board to weaken stockholder control, **cumulative voting** becomes even more important. Vote **[*56]** FOR **cumulative voting** and for a more democratic and representative Board of Directors.

[ATTACHMENT 7]

Associated

Physicians

KINGSTON MEDICAL CENTER: 610 Wyoming Avenue, Kingston, PA 18704-3787 . (717) 288-5441

November 21, 1995

Mr. David M. Dembowski
ONBANCorp. Inc.
Secretary & Senior Vice President
101 South Salina Street

P.O. Box 4983
Syracuse, NY 13221-4983

Dear Mr. Dembowski:

Please find enclosed the following Shareholder Proposal, as well as a Supporting Statement, that I am requesting be included in the Proxy Statement for the 1996 Annual Meeting of Stockholders.

I am the beneficial holder of 536 shares of ONBANCorp., Inc., as of November 21, 1995 and have held this stock continuously for over two years.

Evidence of my ownership can be found in the attached statement by my broker at Smith Barney.

Sincerely,

LANNING A. ANSELMI, M.D.
16 Fox Hollow
Dallas, PA 18612

[ATTACHMENT 7]

SHAREHOLDER PROPOSAL

"Resolved, that a special meeting of stockholders of ONBANCorp ("ONBK"), shall be called for any purpose, by the stockholders of at least ten percent (10%) of all the outstanding capital stock of ONBK entitled to vote at the meeting."

SUPPORTING STATEMENT

ONBK's **[*57]** By-Laws currently permit stockholders to call a special meeting only if the holders of at least 75% of all voting share act together to do so. The Board of Directors knows that it is extraordinarily difficult for stockholders to collect such a high number of votes. This "supermajority" requirement may create an appearance of corporate democracy, but in reality, it ensures that stockholders will almost never be able to force the Board of Directors to summon a special meeting.

When important matters arise--for example, the prospect of a major transaction involving ONBK--stockholders should be able to make themselves heard on the matter, even if the Board is not willing to grant them a voice. The 10% threshold ensures that stockholders will take this extraordinary step only when it is truly warranted, while giving them the power to do so whether the Board of Directors wishes it or not. Vote FOR the proposal to give yourself and other stockholders the meaningful power to call a special meeting.

[ATTACHMENT 8]

TED WINTERS

RR 2. Box 322 D-1

LAKE ARIEL, PA 18436

VIA FEDERAL EXPRESS

November 21, 1995

Mr. David M. Dembowski
ONBANCorp., Inc.
Secretary & Senior Vice President
101 **[*58]** South Salina Street
Syracuse, NY 13221-4983

Dear Mr. Dembowski:

I am requesting that the following Shareholder Proposal, as well as the attached Supporting Statement be included in the Proxy Statement for the 1996 Annual Meeting of Stockholders.

I am a record holder of 660 shares and hold an additional 577 shares beneficially through my broker of ONBANCorp., Inc. as of November 21, 1995 and have held this stock continuously since the merger of ONBANCorp., Inc. and Franklin First Financial Corporation in 1993.

Sincerely,

Theodore Winters
RR#2 Box 322 D-1
Lake Ariel, PA 18436

SHAREHOLDER PROPOSAL

"Resolved, that the Board of Directors of ONBANCorp ("ONBK") be organized in a single, undivided class, all Directors serving a term of one year and the entire Board being elected at each year's annual meeting, and that any Director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of Directors."

SUPPORTING STATEMENT

ONBK's Directors have insulated themselves from stockholder control by "staggering" the Board of Directors. Instead of electing the entire Board at the annual meeting, stockholders **[*59]** are permitted to elect only a third of the Board each year. Even if the majority of stockholders decided to replace the entire Board, it would take three years to do so.

Everyone knows that elected representatives can become arrogant when they do not have to worry about re-election. Directors can lose sight of the stockholders' interest if they are allowed to make it harder for stockholders to replace them. Indeed, the Board has made it nearly impossible to remove Directors after they are elected, since stockholders cannot remove a Director unless the Director is guilty o some specific wrongdoing. But even then, removal requires the votes of an unrealistically high 75% or more of the shares. Most significantly, poor performance is no grounds for removal.

Our ultimate power as stockholders is the power to elect or remove a member of the Board of Directors. But this Board has shielded itself from that power. The Proponent urges you to vote FOR the proposal to reform the Board so that all Directors face election each year and serve at the will of the majority of stockholders. A vote FOR this proposal will send the Board a powerful reminder that they are in business to serve the stockholders. **[*60]** An effective, responsive Board has nothing to fear from yearly elections. An ineffective, arrogant Board should not be permitted to escape its accountability to us -- ONBK's stockholders.

David Tarantini

16 LaBar Street . Swoyersville, Pennsylvania 18704

November 21, 1995

Mr. David M. Dembowski
ONBANCorp., Inc.
Secretary & Senior Vice President
101 South Salina Street
Syracuse, NY 13221-4983

Dear Mr. Dembowski:

I am requesting that the following Shareholder Proposal, as well as the attached Supporting Statement, be included in the Proxy Statement for the 1996 Annual Meeting of Stockholders.

I am a beneficial holder of 490 shares of ONBANCorp., Inc. as of November 21, 1995 and have held this stock continuously since the merger of ONBANCorp., Inc. and Franklin First Financial Corporation in 1993.

Evidence of my ownership can be found in the attached statement by my brokerage company.

Sincerely,

David Tarantini
16 Labar Street
Swoyersville, PA 18704

[ATTACHMENT 9]

SHAREHOLDER PROPOSAL

"Resolved, that Article EIGHT of ONBANCorp's Certificate of Incorporation, imposing restrictions on business transactions between ONBANCorp ("ONBK") and certain stockholders be removed, **[*61]** and that a provision be inserted in the Certificate expressly stating that ONBANCorp shall not be governed by Section 203 of the **Delaware** General Corporation Law."

SUPPORTING STATEMENT

Except under certain highly restrictive circumstances, all of which require the approval of the Board of Directors, Article 8 prohibits "business combinations" between ONBK and "related persons," unless these "business combinations" are approved by the holders of an unrealistically high 80% of the Common Stock, including at least 50% of the Common Stock not held by the "related person." A "related person" is an owner of 10% or more of ONBK's shares; a "business combination" includes the acquisition of ONBK by another party. As a practical matter, Article 8 means that no one is going to buy ONBK if the Board doesn't feel like selling.

This provision is a barrier intended to discourage potential purchasers or merger partners. Parties interested in acquiring control of ONBK would have to pay stockholders a premium price for it. By discouraging potential acquires, the Board robs stockholders of the opportunity to reap this premium. If ONBK is so attractive to a strategic buyer that the buyer is **[*62]** willing to pay a premium for it, the Board should facilitate the sale and make sure that the premium is as high as possible. Instead, the Board has simply attempted to make ONBK unattractive!

The Proponent believes that Article 8 is directly opposed to the goal of maximizing stockholder value. Merely removing this provision, however, will not be enough. **Delaware's** corporation law contains a similar "business combination" provision. This provision applies to any corporation chartered in **Delaware,** including ONBK, unless the corporation expressly opts out of the provision. The proponent believes the **Delaware** provision has the same dampening effect on ONBK's value as Article 8. Therefore the Proponent urges you to vote FOR this Proposal to remove the Article 8 barrier to maximize stockholder value and to opt out of the similar **Delaware** corporation law provision.

[ATTACHMENT 10]

BERKSHIRE CAPITAL PARTNERS

SUITE 510 . 11 WEST MARKET STREET . WILKES-BARRE, PENNSYLVANIA 18701
PHONE 717-825-2600 FAX 717-825-2286

November 21, 1995

Mr. David M. Dembowski
Secretary
ONBANCorp, Inc.
101 South Salina Street
Syracuse, NY 13202

Dear Mr. Dembowski:

On behalf of Berkshire Capital Partners **[*63]** ("Berkshire") and pursuant to the attached declaration, we submit the attached stockholder proposal and supporting statement for inclusion in the proxy and proxy statement relating to the 1996 annual meeting of stockholders of ONBANCorp, Inc. (the "Company"). Berkshire intends to present the proposal, in person or through a qualified representative, for action at the Company's 1996 annual meeting of stockholders.

As indicated in the attached declaration, Berkshire's official address is 11 West Market Street, Suite 510, Wilkes-Barre, Pennsylvania 18701, and it is the beneficial owner of 264,296 shares of common stock of the company. Berkshire acquired these securities on various dates on or before November 15, 1995, and intends to continue to own beneficially such securities at least through the date of the Company's 1996 annual meeting of stockholders. We request that the proxy materials identify Berkshire Capital Partners, along with its address and the number of shares held by it, as the stockholder sponsoring the proposal.

Sincerely,

Michael H. Cook
General Partner

STOCKHOLDER PROPOSAL

RESOLVED: That the shareholders of ONBANCorp., Inc., (the "Company") request that **[*64]** as soon as practicable after the 1996 annual meeting of shareholders the Board of Directors take those steps necessary to effect the sale or merger of the Company on terms that are in the best interest of the Company's shareholders.

SUPPORTING STATEMENT

Since September 30, 1993, the Company's real value, and as a result the market value of its shareholders' investment, have experienced a meaningful decline. In fiscal year 1994, the Company realized a $ 79.5 million net loss on securities transactions, which contributed materially to the Company's posting a net loss in Fiscal 1994 Of $ 0.15 per common share. In addition, shareholders' equity decreased by $ 67.7 million in 1994, a decrease of 15.72% compared to year end 1993. Most important to shareholders, over the last two years the per share price of the Company's common stock has declined. On September 30, 1993, the

Company's closing stock price was $ 38.875, whereas on October 31, 1995, the closing stock price was $ 29.75, representing a decrease of 23.5% in the value of the stock over that period. The total return of ONBANCorp's common stock during this period substantially underperformed general market and bank industry **[*65]** benchmarks. We believe these results are directly attributable to management failure and inadequate oversight by the Company's Board of Directors.

Set forth below is a graph comparing the cumulative total shareholder return on ONBANCorp common stock to the cumulative return of the Keefe, Bruyette & Wood 50 Bank Index (KBW 50), the NASDAQ Bank Index and the S&P 500 Stock Index. The KBW 50 Index is a published index made up of 50 of the Nation's major banking companies, including all the money center banks and most major regional banks.

BERKSHIRE CAPITAL PARTNERS

SUITE 510 . 11 WEST MARKET STREET . WILKES-BARRE, PENNSYLVANIA 18701
PHONE 717-825-2600 FAX 717-825-2286

January 12, 1996

Mr. David M. Dembowski
Senior Vice President & Secretary
ONBANCorp, Inc.
101 South Salina Street
PO Box 4983
Syracuse, NY 13221-4983

Dear Mr. Dembowski:

In reference to your letter of January 4, 1996, I inform you that I am not acting in concert with any of the addressees in your letter or anyone else. Accordingly, I have no intention of withdrawing my shareholder proposal which I am eligible to submit under the Securities and Exchange Commission proxy rules.

I have also received from you **[*66]** a copy of a letter dated January 4, 1996 from Skadden, Arps, Slate, Meagher & Flom (ONBANCorp's legal counsel) to the Securities and Exchange Commission in connection with my share holder proposal. I have referred this letter to my attorney for response.

Very truly yours,

Michael H. Cook

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > Combined SEC No-Action Letters and Releases
Terms: amend! w/3 certificate! and section w/2 242 and delaware (Edit Search)
Focus: amend! w/3 certificate! and section w/2 242 and delaware and cumulative w/2 voting (Exit FOCUS™)

Select for FOCUS™ or Delivery

*1988 SEC No-Act. LEXIS 243, **

1988 SEC No-Act. LEXIS 243

Securities Exchange Act of 1934 -- Rule 14a-8

Feb 19, 1988

CORE TERMS: cumulative voting, stockholder, shareholder, proxy, board of directors, certificate of incorporation, elected, holder, proper subject, proponent, stock, entitled to vote, annual meeting, advisability, proposing, election, amend, omit, proxy statement, omitting, cumulate, entitle, voting, proposed amendment, last paragraph, right to vote, common stock, state law, withholding, misleading

[*1] Unocal Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FEB 19 1988
RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Unocal Corporation (the "Company")
Incoming letter dated December 18, 1987

The proposal relates to the establishment of **cumulative voting** in the election of Company directors.

In light of the proponent's provision of information indicating his record ownership of at least $ 1000 in securities entitled to vote at the upcoming annual meeting of Company shareholders, and in the absence of a response from the Company indicating that the proponent's representation regarding his record ownership is incorrect, this Division does not concur in your view with respect to the applicability of Rule 14a-8(a)(1) to the proposal. Accordingly, we do not believe that the Company may rely on Rule 14a-8(a)(1) as a basis for omitting the proposal from its proxy material.

There appears to be some basis for your view, supported by the opinion of counsel, that the proposal, as currently drafted, may be omitted from the Company's proxy material under Rule 14a-8(c)(1) because it would, if implemented, require the Company to violate **Delaware** **[*2]** law. You indicate that pursuant to Section 214 of the **Delaware** General Corporation Law ("DGCL") the establishment of **cumulative voting** in the election of Company directors would require an **amendment** to the Company's **certificate** of incorporation, and that pursuant to **Section 242**(b)(1) of the DGCL, such an amendment may be voted on and adopted by shareholders only after the board of directors has proposed the amendment and "declar[ed] its advisability." You state that since the proposal makes no provision for obtaining approval of the resolution by the board of directors or **amendment of the certificate** of incorporation as required by state law, the proposal is not a proper subject for shareholder action. It appears, however, that this defect would be cured if the form of the proposal were changed to a recommendation or request that the board of directors take the steps necessary to effect the implementation of **cumulative voting** in connection with the election of Company directors. In this connection, we note that the proponent has expressed his willingness to amend the proposal as necessary to make it a proper subject for shareholder action. Assuming the proponent promptly revises **[*3]** the proposal in the manner indicated, this Division does not believe that the Company may rely on Rule 14a-8(c)(1) as a basis for omitting the proposal from its proxy material. This Division does not concur in your view that the proposal and supporting statements may be excluded in their entirety pursuant to Rule 14a-8(c)(3). However, there appears to be some basis for your view that certain portions of the supporting statement may be excluded pursuant to Rule 14a-8(c)(3). Our views with respect to this matter are as follows:

1. There appears to be some basis for your view that the second paragraph of the supporting statement, as currently drafted, may be excluded under Rule 14a-8(c)(3) because it suggests that a vote in favor of the resolution will entitle each shareholder to cumulate. However, it appears that this defect would be cured if the paragraph were amended to refer to the implementation of **cumulative voting** rather than a vote in favor of the resolution. Assuming the proponent promptly amends the second paragraph of the supporting statement in the foregoing manner, we do not believe that the Company may rely on Rule 14a-8(c)(3) as a basis for omitting that paragraph **[*4]** from its proxy material.

2. There appears to be some basis for your view that the third paragraph of the supporting statement, as currently drafted may be excluded pursuant to Rule 14a-8(c)(3) because it states that Company management withheld a right from Company shareholders. However, it appears that this defect would be cured if the paragraph were amended to refer to the management not proposing **cumulative voting** to Company shareholders rather than withholding the right to vote cumulatively from Company shareholders. Assuming the proponent promptly revises the third paragraph of the supporting statement in the foregoing manner, this Division does not believe that the Company may rely on Rule 14a-8(c)(3) as a basis for omitting the paragraph from its proxy material.

3. There appears to be some basis for your view that the fourth paragraph of the supporting statement may be omitted from the Company's proxy material under Rule 14a-8(c)(3). Accordingly, this Division will not recommend any enforcement action to the Commission if the Company omits the fourth paragraph of the supporting statement from its proxy material.

4. There appears to be some basis for your view that **[*5]** the first sentence of the last paragraph of the supporting statement may be omitted from the Company's proxy material under Rule 14a-8(c)(3). Accordingly, this Division will not recommend any enforcement action to the Commission if the company omits the first sentence of the last paragraph of the supporting statement from its proxy material.

Sincerely,
Cecilia D. Blye
Special Counsel

INQUIRY-1:
Unocal Corporation
1201 West 5th Street, P.O. Box 7500
Los Angeles, California 90051
Telephone (213) 977-5353
September 18, 1987
BY FEDERAL EXPRESS

Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Proposal of Unocal Shareholders
E. W. Dickey, Jr.

Dear Sir/Madam:

E. W. Dickey, Jr. has submitted a proposal to be included in Unocal Corporation's ("Unocal's") proxy materials for the Annual Meeting of Unocal Stockholders to be held on April 25, 1988. Six true and complete copies of Mr. Dickey's proposal and supporting statement and of this letter are enclosed herewith as required by Rule 14a-8(d), as well as six copies of a supporting opinion by Unocal's **Delaware** counsel.

Unocal's management intends to omit the proposal **[*6]** submitted by Mr. Dickey for the following three reasons and for the reasons expressed in the enclosed opinion of **Delaware** counsel:

1. The notice is defective under Rule 14a-8(a)(1). The notice does not indicate that the proponent is a record or beneficial owner of at least 1% or $ 1000 in market value of Unocal common stock, that he has held these securities for at least one year, and that he shall continue to hold such securities on the date of the Annual Meeting.

2. This proposal may be omitted under Rule 14a-8(c)(1) as being an inappropriate subject of stockholder action under the laws of Unocal's state of domicile, **Delaware.** Under section 214 of the **Delaware** General Corporation law ("GCL"), **cumulative voting** may be provided only by **amendment** of the Unocal **Certificate** of Incorporation. Such **amendment** may be proposed only by the board of directors, **section 242 Delaware** GCL.

3. This proposal may be omitted under Rule 14a-8(c)(3), on the grounds that the supporting statement is contrary to the Commission's proxy rules and regulations, including Rule 14a-9 prohibiting false or misleading statements.

(a) The first paragraph suggests that Unocal stockholders previously **[*7]** "enjoyed the right of **cumulative voting.**" This is not correct; the Certificate of Incorporation of Unocal Corporation has never contained a provision granting **cumulative voting** to the holders of Unocal common stock, the only stock entitled to vote at the Annual Meeting.

(b) The second paragraph of the supporting statement suggests that a vote for the resolution would entitle each stockholder to cumulate; whereas, such a vote would have no effect under **Delaware** law unless the board resolved to **amend the Certificate** of Incorporation in accordance with **sections** 214 and **242 of the Delaware** GCL.

(c) The third paragraph states that management "withheld this right" from the stockholders; whereas, as recently in 1983, when Unocal was incorporated, the stockholders themselves took the action, after full disclosure, to adopt a Certificate of Incorporation containing no provision for **cumulative voting.**

(d) The fourth paragrah strongly implies that **cumulative voting** would not give a control advantage to minority interests, that no more than one "minority" director would be so elected, and that no such director would have the power to "sway the majority of the Board towards any issue **[*8]** hurtful to the Company." It is well-known that **cumulative voting** greatly and disproportionately increases the ability of a minority block to elect directors and assert control; consequently, all three statements in the fourth paragraph are false and misleading.

(e) The last paragraph of the supporting statement asserts that a vote for the proposal will entitle the stockholders to the right to cumulate and implies that the current method of voting "restricts the judgment" of the stockholders. A vote for the proposal will not automatically permit the stockholders to cumulate for reasons set forth in subparagraph 3(b), above. The statement that the current method of voting "restricts the judgment" of the stockholders is entirely specious.

Unocal presently intends to file its preliminary 1988 proxy statements and form of proxy on or about March 8, 1988. Unocal submits that the brief statement of reasons, set forth above, in support of omission of Mr. Dickey's proposal is adequate and has been filed in a timely manner in compliance with Rule 14a-8(d) (not later than 60 days prior to the filing of preliminary proxy material).

By copy of this letter sent to Mr. Dickey, Unocal **[*9]** hereby notifies him of its intent to omit his proposal from the proxy statement and form of proxy for the 1988 Annual Meeting.

If you have any questions or require further information, please do not hesitate to contact me or R. O. Hedley, Corporate Secretary, collect, at (213) 977-5353 or (213) 977-6177, respectively.

Very truly yours,
JASMINA A. THEODORE
Assistant Counsel
E. W. Dickey Jr.
5160 Chambers Drive
Beaumont, Texas, 77705
November 11, 1987

Mr. George C. Bond
Union Oil Center
Post Office Box 7600
Los Angeles, California, 90051

Dear Mr. Bond:

This letter will advise that I will be present at the 1988 Shareholders Meeting, and will present a Resolution, a copy of which is attached.

I submit that a copy of this Resolution and the supporting statement be included in UNOCAL's Proxy Statement.

Very truly yours,
E. W. Dickey Jr.

BE IT RESOLVED, that the right of **cumulative voting** be restored to all UNOCAL shareholders.

In support of the proposed resolution, the following is presented:

Prior to the Incorporation of UNOCAL in the State of **Delaware,** when Union Oil was Incorporated in the State of California, shareholders enjoyed the right of **cumulative voting.** This **[*10]** right is allowed under the laws of **Delaware** but not required.

A vote FOR the resolution would entitle each holder of stock to multiply his shares of stock by the number of directors to be elected, and cast all of them for a single director or distribute them among one or more nominees.

In withholding this right from UNOCAL shareholders, the fear was expressed that a holder of approximately 7.14% of the shares voting at a meeting could elect one director, creating the possibility that a director elected in such a manner might promote the interest of a narrow shareholder faction. Management did not believe that **cumulative voting** served sufficient useful purpose and declined to include this right as a shareholder option.

This fear should be dispelled by putting it in perspective. For example, the entire company-wide Profit Sharing Plan holds less than 6% of the approximately 174 million outstanding shares. Also, if all or part of the total allowable issue of 260 million took place, the possibility of one "majority" group of narrow interests causing one director to be elected would be further diluted. In any event, it is inconceivable that any one director so elected could have **[*11]** the power to sway the majority of the Board towards any issue hurtful to the Company.

A vote FOR this short and simple resolution will give you, as an owner, the right to vote your shares as you see fit without any restriction on your judgment. Vote YES for this resolution.
MORRIS, NICHOLS, ARSHT & TUNNELL
1105 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, **DELAWARE** 19899-1347
TELEPHONE (302) 659-9200
December 17, 1987

Unocal Corporation
1201 West 5th Street
P.O. Box 7600
Los Angeles, CA 90051

Ladies and Gentlemen:

You have requested our opinion, as a matter of **Delaware** law, whether a stockholder proposal (the "Proposal") submitted to Unocal Corporation, a **Delaware** corporation (the "Company"), by E. W. Dickey, Jr. may be omitted from the Company's proxy statement and form of proxy for its 1988 Annual Stockholders' Meeting pursuant to Rule 14a-8(c)(1) under the Securities Exchange Act of 1934, which permits the omission of a stockholder propoosal if it is, under the laws of the issuer's domicile, not a proper subject for action by security holders.

The Proposal reads as follows:

BE IT RESOLVED, that the right of **cumulative voting** be restored to Unocal shareholders.

The **[*12]** Proposal was accompanied by a supporting statement which reads as follows:

Prior to the Incorporation of UNOCAL in the State of **Delaware,** when Union Oil was Incorporated in the State of California, shareholders enjoyed the right of **cumulative voting.** This right is allowed under the laws of **Delaware** but not required.

A vote FOR the resolution would entitled each holder of stock to multiply his shares of stock by the number of directors to be elected, and cast all of them for a single director or distribute them among one or more nominees.

In withholding this right from UNOCAL shareholders, the fear was expressed that a holder of approximately 7.14% of the shares voting at a meeting could elect one director, creating the possibility that a director elected in such a manner might promote the interest of a narrow shareholder faction. Management did not believe that **cumulative voting** served sufficient useful purpose and declined to include this right as a shareholder option.

This fear should be dispelled by putting it in perspective. For example, the entire company-wide Profit Sharing Plan holds less than 6% of the approximately 174 million outstanding shares. Also, if all **[*13]** or part of the total allowable issue of 260 million took place, the possibility of one "majority" group of narrow interests causing one director to be elected would be further diluted. In any event, it is inconceivable that any one director so elected could have the power to sway the majority of the Board towards any issue hurtful to the Company.

A vote FOR this short and simple resolution will give you, as an owner, the right to vote your shares as you see fit without any restriction on your judgment. Vote YES for this resolution.

For the reasons stated below, it is our opinion that the Proposal is not a proper subject for action by security holders under **Delaware** law and, therefore, the Company may omit the Proposal from its proxy materials pursuant to Rule 14a-8(c)(1).

The Proposal "resolves" to establish **cumulative voting** in the election of directors of the Company. Section 214 of the **Delaware** General Corporation Law permits **Delaware** corporations to provide **cumulative voting** for the election of directors, but requires that such a provision be included in the corporation's certificate of incorporation. The Company's certificate of incorporation does not currently provide **[*14]** for **cumulative voting.** In order to effect the Proposal, therefore, the Company's **certificate** of incorporation must be **amended.**

Under the **Delaware** General Corporation Law, the directors and not the stockholders have the exclusive discretionary authority to initiate **amendments** to a corporation's **certificate** of incorporation. The Proposal would circumvent the board's statutory role in proposing amendments, and in so doing would substitute the stockholders' judgment concerning the advisability of implementing a **cumulative voting** scheme for that of the board. Consequently, the Proposal is not a proper subject for action by stockholders.

Section 242(b)(1) of the General Corporation Law provides that every charter amendment adopted pursuant to the authority granted in that Section shall be effected in the following manner:

(1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment of directing that the amendment proposed be considered at the next annual **[*15]** meeting of the stockholders . . . At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment.

This Section clearly sets forth a two-step process for **amending** a corporation's **certificate** of incorporation. The first step is the adoption of a resolution by the board of directors proposing the amendment and "declaring its advisability." The second step is the approval of the amendment by a vote of stockholders. In a case involving the Company the **Delaware** Supreme Court made it clear that this process may not be circumvented by permitting stockholders to propose amendments:

Even in the traditional areas of fundamental corporate change, i.e., charter, amendments [8 **Del.** C. **§ 242**(b)], mergers [8 **Del.** C. §§ 251(b), 251(c), 253(a), and 254(d)], sale of assets [8 **Del.** C. § 271(a)], and dissolution [8 **Del.** C. § 275(a)], director action is a prerequisite to the ultimate disposition of such matters. See, also, Smith v. Van Gorkom, **Del.** Supr., 488 A.2d 858, 888 (1985).

Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954 n.8 (**Del.** 1985). See also Balotti and Finkelstein, **Del.** Law of Corps. **[*16]** & Bus. Orgs. § 8.9 (1987):

After the corporation has received payment for its stock an **amendment of its certificate** of incorporation is permitted only in accordance with **Section 242** of the General Corporation Law. The amendment first must be proposed by the board of directors in a resolution setting forth the proposed amendment, declaring its advisability and submitting it to the stockholders entitled to vote on approval of the amendment.

The **Delaware** Supreme Court also found the decision whether to initiate the amendment process is a decision committed to the board's discretion by **Delaware** law as part of its duty to manage the corporate enterprise. See Unocal, 493 A.2d at 954 ("[W]e are satisfied that, in the broad context of corporate governance, including issues of fundamental corporate change, a board of directors is not a passive instrumentality."). In fact, a board of directors would, in our opinion, have a duty to withdraw from stockholders' consideration any amendment which, in the exercise of its independent business judgment, the board no longer considered "advisable." See Smith v. Van Gorkom, 488 A.2d 858, 887-88 (**Del.** 1985).

The Securities and Exchange **[*17]** Commission has recognized that proposals for stockholder action, even in those areas where state law requires stockholder approval, such as charter amendments, are not a proper subject for stockholder action if state law also leaves it to the corporation's board of directors to initiate the proposal to be submitted to stockholders. 2 Loss, Securities Regulation 908 (2d ed. 1961). For example, in Mobil Corp. (March 6, 1981), the SEC Staff stated:

[I]t should be pointed out that the history of the Commission's shareholder proposal rule (now designated as Rule 14a-8) suggests that paragraph (c)(1) of that rule was intended to allow the omission of proposals which are pre-emptory as to matters which, under the applicable state law, may be initiated only by the board of directors; or which are committed to their discretion; or which otherwise ignore the statutory role of directors by proposing direct adoption of specified action. See Securities Act Release Nos. 3638 (1945) and 4979 (154).

See also Staff letters and Commission minutes cited at T. Clusserath, The Amendment Stockholder Proposal Rule: A Decade Later, 40 Notre Dame Law. 13, 26 nn. 66-72 (1964); LTV Corporation **[*18]** (March 18, 1974) (". . . the proposal consists of a resolution that the conversion rate of a series of the company's securities be revised, but, under **Section 242**(c)(1) [now **Section 242**(b)(1)] of the **Delaware** General Corporation Law, such resolution must be initiated by the company's Board of Directors. Accordingly, the proposal would appear to impinge on the Board's authority under that section.").

Additionally, if the Proposal and the supporting statement were amended to request that the board of directors consider proposing an **amendment** of the Company's **certificate** of incorporation to require **cumulative voting,** it would, in our opinion, be "so different from the original proposal that it is in fact a new proposal whose submission is not timely." Southwest Forest Industries (March 4, 1986) (quoting Paramount Packaging Corp. (March 11, 1981)). The Proposal, in its current form, contemplates action by stockholders alone to effectuate **cumulative voting,** with no role for the board. In order to comply with **Delaware** law, the Proposal and the entire supporting statement would have to be rewritten to implement the charter amendment procedure contemplated by **Section 242** of **[*19]** the General Corporation Law. The proposed amendment, if approved by the board, would then have to be resubmitted to the stockholders for their approval.

Based on the foregoing, in our opinion, the Proposal is not a proper subject for action by security holders and may be omitted from the Company's proxy statement and form of proxy in accordance with Rule 14a-8(c)(1).

Very truly yours,
/s/ Morris, Nichols, Arsht & Tunnell
E. W. Dickey, Jr.
5160 Chambers Drive
Beaumont, Texas, 77705
January 26, 1988

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, D.C. 20549

Attention: Cecilia Blye

RE: Proposal of UNOCAL Stockholder E. W. Dickey, Jr.

Dear Ms. Blye:

I have received correspondence from UNOCAL advising me of their intent to withhold my proposal from the proxy material for the Annual Meeting of UNOCAL Stockholders to be held on April 25, 1988.

I am beneficial owner of more than $ 1,000 in market value of UNOCAL common stock. I owned this stock on the date of filing, and for over one year previous to this. My stock is in the UNOCAL Employees Profit Sharing Plan, and the certificates are held by the company, **[*20]** so obviously they should be well aware of my shareholder status. I am enclosing a copy of my benefits report from UNOCAL in support of this matter.

I believe it is quite appropriate under **Delaware** law to provide for **cumulative voting** by shareholders. Section 214 of the **Delaware** General Corporation law ("GCL") provides the framework for the implementation of **cumulative voting** by shareholders. However, if the SEC feels that it needs to be clarified, then I would be pleased to amend my resolution to request that the **Certificate** of Incorporation be **amended** as lawful and proper, and by the parties empowered to do so.

I do not believe that my statements are false or misleading. When Union Oil Company of California was Incorporated in the State of California, shareholders did enjoy the right of **cumulative voting.** Union Oil Company of California was "reorganized" to become UNOCAL. It appears that the Company's paragraph 3.(a) is meant to confuse. However, to clarify, if the SEC feels the need, I would be pleased to comment.

Further, I do not believe the fourth paragraph is false or misleading, and in support of this, I am attaching an excerpt from the Union Oil Company of California **[*21]** Notice of 1983 Annual Meeting of Shareholders concerning the effects of elimination of **cumulative voting.** However, I would be willing, in the interest of minimizing confusion, I would be pleased to amend.

Resolutions on **cumulative voting** have been voted on by shareholders of various corporations for decades, and this resolution is simply a request that the Board of Directors take the necessary steps to extend the right of **cumulative voting** to all UNOCAL shareholders.

Finally, in response to the letter from Morris, Nichols, Arsht & Tunnell, I believe that it would be foolish to suggest that the amended proposal makes it "so different from the original proposal that it is in fact a new proposal whose submission is not timely", because in fact, both simply refine the means in which I am requesting **cumulative voting.** The real issue is the topic of **cumulative voting,** and not the style in which it is presented, and I suggest that arguments which are merely designed to keep the legitimate question off the ballot should be rejected.

Yours very truly,
E. W. Dickey, Jr.

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*1987 SEC No-Act. LEXIS 2451, **

1987 SEC No-Act. LEXIS 2451

Securities Exchange Act of 1934 -- Rule 14a-8

Sep 14, 1987

CORE TERMS: stockholder, certificate of incorporation, board of directors, cumulative voting, election, annual meeting, proposed amendment, entitled to vote, shareholder, set forth, candidate, proxy, omit, minority interest, proxy statement, proper subject, setting forth, certificate, directing, holder, Securities Exchange Act, General Rules, shares of common stock, special meeting, advisability, declaring, proponent, execute, elected, assured

[*1] Tandycrafts, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEP 14 1987
RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Tandycrafts, Inc. (the "Company")
Incoming letter dated July 22, 1987

The proposal relates to **amending** the Company's **Certificate** of Incorporation to provide for **cumulative voting** for the election of directors.

There appears to be some basis for your view, supported by the opinion of counsel, that the proposal, as presently drafted, may be omitted from the Company's proxy material under Rule 14a-8(c)(1) because it would, if implemented, require the Company to violate **Delaware** law. You indicate that **Section 242**(b)(1) of the **Delaware** General Corporation Law establishes procedures for **amendment of the certificate** of incorporation of a **Delaware** corporation. It is your view, supported by the opinion of counsel, that pursuant to that provision an amendment to the articles of incorporation may be submitted for shareholder approval only after it has been approved by the directors. You state that since the Company's board of directors has not adopted a resolution calling for such an amendment pursuant to the requirements **[*2]** of state law, implementation of the proposal would require the Company to violate **Delaware** law. It appears, however, that this defect in the proposal would be cured if the form of the proposal were changed to a recommendation or request that the board of directors take the steps necessary to **amend** the Company's **Certificate** of Incorporation in the manner proposed. Assuming the proponent promptly revises the proposal in the manner indicated, this Division does not believe that the management may rely on Rule 14a-8(c)(1) as a basis for omitting the proposal from its proxy material.

There appears to be some basis for your view that the final sentence of the first paragraph of the supporting statement may be excluded under Rule 14a-8(c)(3). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits that sentence from its proxy material.

Sincerely,
Cecilia D. Blye
Special Counsel

INQUIRY-1:
BURKE & BURKE
529 FIFTH AVENUE
NEW YORK, NEW YORK 10017
(212) 661-6600
FEDERAL EXPRESS
July 22, 1987

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Dear Sirs:

Pursuant to Rule 14a-8(d) of the **[*3]** General Rules and Regulations under the Securities Exchange Act of 1934, please be advised that management of our client, Tandycrafts, Inc. (the "Company"), intends to omit from its proxy statement for its Annual Meeting of Stockholders to be held November 11, 1987 a stockholder proposal submitted by Initio Partners under a letter dated June 24, 198 (the "Letter"). The Company plans to file its preliminary proxy materials with the Commission by September 25, 1987.

As provided by the Rule, we file herewith six copies of (1) the proposal as set forth in the Letter, (2) proponent's statement in support of the proposal (contained in the Letter), (3) the Company's letter dated July 21, 1987 containing its supporting opinion of the reasons the ommission is proper and (4) supporting opinion of this firm dated July 21, 1987 as Company counsel, to which is attached the opinion dated July 21, 1987 of Messrs. Prickett, Jones, Elliott, Kristol & Schnee, special **Delaware** counsel.

We are sending a copy of this letter and the enclosed Company statement and opinion of counsel to Initio Partners today at its address shown on the Letter.

Very truly yours,
Burke & Burke
By: Alexander R. Hamilton
[*4] INITIO PARTNERS
2500 Arrowhead Drive
Carson City, Nevada 89701
VIA FEDERAL EXPRESS
June 24, 1987

Tandycrafts, Inc.
1400 Everman Parkway
Fort Worth, Texas 76140

Re: 1987 Annual Meeting of Stockholders

Gentlemen:

This is to advise you that Initio Partners intends to present a proposal for action at the 1987 Annual Meeting of Stockholders.

At this time, Initio Partners is the beneficial owner of 242,300 shares of common stock of Tandycrafts, Inc. which constitutes approximately 10.1% of the outstanding shares of common stock. For your information we are enclosing a photocopy of Form 4 which we filed with the Securities and Exchange Commission on June 10, 1987. As you know, we have held in excess of 5% of the outstanding shares of common stock since September, 1985.

Initio Partners address is 2500 Arrowhead Drive, Carson City, Nevada 89701.

Pursuant to Securities and Exchange Commission Rule 240.14a-8, the following resolutions are hereby submitted and you are requested to set forth such proposed resolutions and the statement in support thereof set forth below in your proxy statement for such meeting.

"RESOLVED, that the Corporation's **Certificate** of Incorporation be **amended** **[*5]** to add the following at the end of Article Fifth:

'At all times each holder of common stock of the Corporation shall be entitled to one vote for each share of such stock standing in his name on the books of the Corporation. At all elections of directors of the Corporation, each holder of common stock shall be entitled to as many votes as shall equal the number of votes which (except for this provision) he would then be entitled to cast for the election of directors with respect to his shares, multiplied by the number of directors upon whose election he is then entitled to vote and he may cast all of such votes for a single candidate or may distribute them among some or all of the candidates, as he may see fit.'

and further

RESOLVED, that the appropriate officers of the Corporation be, and they hereby are, authorized, directed and empowered immediately to prepare, execute and file a **Certificate of Amendment** to the Corporation's **Certificate** of Incorporation in accordance with the previous resolution and to take such other actions and execute and deliver such other documents as may be required to effectuate the purposes hereof."

The following statement in support of the foregoing **[*6]** proposed resolutions are to be included in your proxy statement:

"The foregoing Resolution would institute **cumulative voting** for the election of directors. Under ordinary voting, directors are elected by a plurality of the votes cast at the meeting at which they are elected. It follows that the holders of a majority of the voting shares can, if they so desire, ride roughshod over the other shareholders and designate the entire Board. Under **cumulative voting** each shareholder is entitled to a number of votes equal to the number of shares he holds multiplied by the number of directors to be elected. He may divide his votes among candidates in any way he chooses. In this way, a substantial minority interest may be assured direct representation on the Board and, thus, participate meaningfully and effectively in actual policy-making and management decisions.

We believe long-entrenched management tends to become complacent self-perpetuating and loses entrepreneurial drive, incentive and imagination. Directors not associated with management can bring new and fresh perspectives and experience to Board deliberations and stimulate the suggestion and development of new business areas **[*7]** and innovative programs directly benefiting the company and all shareholders.

Minority shareholders should have representatives on the Board who examine management's proposals and expenditures from the viewpoint of their broad effects on the company's earnings, welfare and prospects and not the narrow well-being and economic self-interests of management. Truly 'outside' directors will bring a breath of fresh air to all aspects of the company's operations and enhance the opportunity for all shareholders to realize both dividends and maximum return on their investment.

We urge you to vote in favor of the proposed resolutions as the most practical way to obtain a real voice in the management and future of your company."

Please contact the undersigned immediately if you have any questions with respect to the foregoing so that we can resolve them in a mutually satisfactory way.

Very truly yours,
INITIO PARTNERS
By Initio, Inc., General Partner
By Martin Fox, President
TANDYCRAFTS
1400 EVERGREEN PARKWAY
P.O. BOX 1869
FORT WORTH, TEXAS 76101
(817) 551-9600
July 21, 1987

Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Statement pursuant **[*8]** to rule 14a-8(d)

Dear Sirs:

This corporation intends to omit from it proxy statement for its annual meeting of stockholders to be held November 11, 1987, a proposal and supporting statement submitted by a stockholder, Initio Partners, by letter dated June 24, 1987, for the reason that the proposal is not a proper subject for action by stockholders within the meaning of Rule 14a-8(c)1 of the General Rules and Regulations under the Securities Exchange Act of 1934, since the proposal is a resolution providing for the **amendment of the certificate** of incorporation and an implementing resolution directing the officers to take action to file a **certificate of amendment** to effect the **amendment. Section 242**(b)1 of the **Delaware** General Corporation Law provides that an **amendment** to a corporation's **certificate** of incorporation may be made only upon the adoption by the board of directors of a resolution setting forth the proposed amendment, declaring its advisability and submitting it to the stockholders entitled to vote thereon, followed by the submission of the amendment for a vote of the stockholders at the next annual meeting or at a special meeting. The board of directors of this corporation **[*9]** has not adopted such a resolution, and therefore the proposed resolution is not a proper subject for action at the meeting.

Further, proponent's statement in support of the proposal is false and misleading within the meaning of Rule 14a-9, where it is stated in the first paragraph that "In this way, a substantial minority interest may be assured direct representation on the Board . . ." Representation can only be "assured" if both the minority interest and the number of nominees are sufficiently large that the casting of the cumulative minority interest votes for a single candidate would give that candidate sufficient votes for election.

Very truly yours,
Michael J. Walsh

BURKE & BURKE
529 FIFTH AVENUE
NEW YORK, NEW YORK 10017
(212) 661-6600
July 21, 1987

Tandycrafts, Inc.
P.O. Box 1869
Fort Worth, TX 76101

Dear Sirs:

You have requested our opinion, as your counsel, with respect to the propriety of management's decision to omit from the proxy material for the Annual Meeting of Stockholders of Tandycrafts, Inc. (the "Company") to be held November 11, 1987, a proposal contained in a letter dated June 24, 1987 from Initio Partners, a substantial stockholder of the Company, **[*10]** which consists of a resolution to be acted upon by the stockholders purporting to **amend the Certificate** of Incorporation by adding a provision for **cumulative voting** in the election of directors, and a further resolution directing the appropriate officers of the Company to execute and file a **Certificate of Amendment to the Certificate** of Incorporation in order to effect such amendment. You have advised us that the Board of Directors of the Company has not adopted any resolution providing for such amendment and has no plans to do so.

Rule 14a-8(c)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 provides that a corporation may omit a stockholder proposal and any statement in proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders."

The procedure for the amendment of a **Delaware** corporation's Certificate of Incorporation is provided by Section 424(b)(1) of the **Delaware** General Corporation Law, which in substance requires that to effect a proposed amendment, the Board of Directors first adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special **[*11]** meeting of stockholders to consider the amendment or directing it to be submitted to the next annual meeting. Only then may stockholders vote on it.

Since the Board of Directors has not adopted any such resolution with respect to **cumulative voting,** and has no plans to do so, it is our opinion that consideration of the proposal submitted to the Company by Initio Partners is not a proper subject for action at the annual meeting. In expressing this opinion we have relied as to matters of **Delaware** law upon the opinion dated July 21, 1987 of Messrs. Prickett, Jones, Elliott, Kristol & Schnee, as special **Delaware** counsel, a copy of which is attached hereto.

Very truly yours,
/s/ Burke & Burke

PRICKETT, JONES, ELLIOTT, KRISTOL & SCHNEE
1310 KING STREET
BOX 1328
WILMINGTON, **DELAWARE** 19899
(302) 658-5102
July 21, 1987

Burke & Burke
529 Fifth Avenue
New York, New York 10017

Re: Tandycrafts, Inc.

Gentlemen:

We have been retained as special **Delaware** counsel to furnish this opinion to you concerning certain aspects of the **Delaware** General Corporation Law ("DGCL") in connection with action to be taken at the 1987 Annual Meeting of Stockholders (the "1987 Meeting") of Tandycrafts, Inc. **[*12]** (the "Company"), pursuant to a written proposal dated June 24, 1987, from Initio Partners, a stockholder of the Company (the "Proposal").

In rendering this opinion, we have examined and relied upon copies of the **Certificate** of Incorporation of the Company, as **amended** to date (the "**Certificate** of Incorporation"); the Bylaws of the Company, as amended to date (the "Bylaws"); and the Proposal. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents and other instruments submitted to us as originals or as copies of originals. Additionally, we have assumed the due authorization, execution, acknowledgment and delivery of the Certificate of Incorporation and the Bylaws. We have also assumed the validity of said papers under any applicable law other than that of **Delaware** and that no changes have been made to said papers of which we have not been informed.

The Proposal suggests that the stockholders of the Company approve or disapprove a proposed **amendment to the Certificate** of Incorporation for the purpose of implementing a **cumulative voting** provision. Under Section 214 of the DGCL, a **cumulative voting** provision is required to be **[*13]** set forth in the certificate of incorporation of a **Delaware** corporation if it is to be effective. The Certificate of Incorporation of the Company now contains no provision for **cumulative voting.** Accordingly, if such a provision is to become part of the internal corporate governance of the Company, it must be incorporated in the Certificate of Incorporation by means of a **certificate of amendment.**

The procedure for **amending the certificate** of incorporation of a **Delaware** corporation which, like the Company, has already received payment for its stock is set forth in **Section 242** of the DGCL. **Section 242**(b)(1) of the DGCL specifically sets forth the procedure to be utilized by the Company in adopting such an amendment:

(b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:

(1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed by considered at the next **[*14]** annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the **amendment,** a **certificate** setting forth the **amendment** and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged, filed, and recorded, and shall become effective in accordance with § 103 of this title.

The above statute clearly contemplates that any proposed **amendment to the Certificate** of Incorporation must receive the approval of the Board of Directors of the Company before it may be submitted to the stockholders at the 1987 Meeting. Moreover, in our experience, the **Delaware** Secretary of State has routinely refused to accept **[*15]** **certificates of amendment** which do not recite that they have been adopted by the board of directors of a **Delaware** corporation pursuant to **Section 242,** including those amendments which purport to have been approved by stockholder consent pursuant to Section 228 of the DGCL.

Based upon the foregoing and subject thereto, it is our opinion that a proposed amendment to the Company of the Company to provide for **cumulative voting** cannot be adopted solely by the Company's stockholders. If it has not been approved by the Board of Directors of the Company in the exercise of their business judgment, it cannot be submitted to the stockholders for approval, whether by vote at the 1987 Meeting or by written consent.

This opinion is limited to the matters of **Delaware** Law stated herein on the date hereof and no opinion is implied or may be inferred beyond the matters expressly stated. No opinion is expressed as to the law of any jurisdiction other than **Delaware.** You may rely upon this opinion and deliver a copy of it in rendering any advice or other services with respect to the 1987 Meeting. We do not otherwise consent to the use of our name or this opinion in any other document or for any other **[*16]** purpose.

Very truly yours,
/s/ Prickett, Jones, Elliott, Kristol & Schnee

*1973 SEC No-Act. LEXIS 333, **

1973 SEC No-Act. LEXIS 333

Securities Exchange Act of 1934 - Section 14(a) - Rule 14a-8

Sep 11, **1973**

CORE TERMS: stockholder, proxy, split, stock, omission, election, dividend, holder, enforcement action, shareholder, recommend, elected, deems, proper subject, excludable, proponent, enclosed, removal, listing, staff, cumulative voting, stock split, advisable, realistic, serving, omit, immediate action, expelled, Securities Exchange Act, false and misleading

[*1] Rogers Brothers Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEP 11 **1973**

Mr. William M. Barth, Jr.
Secretary and General Counsel
Rogers Brothers Company
P.O. Box 2188
Idaho Falls, Idaho 83401

Re: **Rogers Brothers** Company

Dear Mr. Barth:

On August 13, **1973** the Division of Corporation Finance received a letter signed by you on behalf of **Rogers Brothers** Company transmitting a request made of the company by Mr. Paul **Wieser** to include four shareholder proposals in the company's proxy materials for the **1973** annual meeting of security holders scheduled to be held on October 9, **1973.** Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude these proposals from the company's proxy soliciting material. Your letter also enclosed an opinion of counsel on those legal questions encompassed by the management's determination to exclude the proposals. Subsequently, we received a letter dated August 17, **1973** from the proponent of the proposals, Mr. **Wieser,** suggesting that the management's determination to omit the proposals was erroneous.

The first proposal and supporting statement, as submitted **[*2]** by Mr. **Wieser,** read as follows:

"RESOLVED: That all the issued and outstanding common shares of the Company be split at least two for one as soon as possible and that the Certificate of Incorporation for the Company be amended (if necessary) to increase the number of authorized common shares to accommodate the split."

STATEMENT IN SUPPORT

"This proposal would increase the number of outstanding common shares to more than one million shares. Accordingly, that number of shares should permit the company's stock to be listed on the American Exchange. Additionally, the increased number of shares should stimulate interest (and therefore more active trading) in the company's shares. Expanding the number of shares should also increase the number of stockholders who are paying attention to the company's affairs and this should tend to bring the market value of the common stock into a more realistic relationship with the book value of the company's stock and its earnings. **Rogers Brothers** Company is already publicly held by investing stockholders and a stock split should bring about the increase in trading and expansion of interest which are necessary in order to establish a realistic **[*3]** market for the company's stock and a realistic return for shareholders who invested in the company as a "growth" investment."

In your letter and the attached opinion of counsel, the view is expressed that the first proposal is excludable from the company's proxy material under Rule 14a-8(c) (1), and certain reasons are cited in support thereof. In its opinion counsel states that

"The proposal is cast in a mandatory form, but pertains to subject matter that is peculiarly within the province of the Company's Board of Directors. It is normally the Directors' function to determine whether a stock split is advisable, and this would seem to be the rule under the Delaware Corporation Law. Since the proposal is cast in a mandatory fashion, rather than being advisory in nature, it is not a proper subject for stockholder action."

In this connection you indicate that

"The Proposal as submitted is not a proper subject for action by security holders under the provisions of the Delaware Corporation Law. Matters in the nature of stock splits and dividends have traditionally been the exclusive responsibility of Boards of Directors. It would literally be impossible for a Board to establish **[*4]** a reasonable long range plan with respect to the further distribution of its stock if it became necessary to comply with the wishes of its stockholders in this regard from time to time."

In addition, counsel is of the view that

"the proposal appears to be incomplete because it fails to provide for certain director and stockholder action in connection with amendments which might be required in the Company's Amended Certificate of Incorporation. Section 242 of the Delaware Corporation Law provides that amendments to the Certificate of Incorporation must be initiated by the Directors and declared by them to be advisable."

Furthermore, counsel states that the proposal is not sufficiently definite as to the nature of the stock split to be made.

Finally, it is your view that

"The Statement in Support of the Shareholder's Resolution should be omitted in that the Statement relative to listing on the American Stock Exchange is false and misleading. A firm that desires to be accepted for listing on the American Stock Exchange must satisfy many other requirements other than the appropriate number of outstanding shares as noted in the Shareholder's Proposal. The remainder of the Statement **[*5]** in Support is merely the opinion of the stockholder which is certainly questionable. In point of fact, the action suggested could well have the opposite effect."

There appears to be some basis for the opinion that the proposal may be omitted from the company's proxy material under Rule 14a-8(c) (1) on the ground that it does not present a proper subject for action by the company's security holders. That is, adoption of the amendment would appear to require amendment of the company's Certificate of Incorporation, but under Section 242 of the Delaware General Corporation Law, such action must be initiated by the company's Board of Directors. Moreover, the proposal appears to deal with a matter (viz., the nature of stock splits and dividends) that has traditionally been the exclusive responsibility of the Board of Directors. Accordingly, this Division will not recommend any enforcement action to the Commission if the first proposal is omitted from the Company's proxy material. In considering our enforcement alternatives, we have not found it necessary to consider further the alternative bases for omission upon which you rely.

Mr. **Wieser's** second proposal reads as follows:

"RESOLVED: **[*6]** That Article III of the By-Laws of the Company be amended to provide that no person may serve as, or hold office as, a Director while he is an employee, officer, agent who is compensated, attorney, consultant, accountant, or similar agent of the Company, EXCEPT that three Officers of the Company, namely the Chairman of the Board, the Chief Executive Officer, and the President, may serve as Directors."

In your letter and the attached opinion of counsel, the view is expressed that the second proposal is excludable from the company's proxy material under Rule 14a-8(c) (1) and certain reasons are cited in support of that view. Counsel states that

"This proposal also appears to be defective in form. Its principal defect in this respect is that it fails to state when the proposal if adopted would take effect. According to our information, the Company presently has seven Directors. Under Mr. **Wieser's** proposal three of these Directors would be precluded from serving as Directors. However, such Directors have previously been elected to terms expiring in 1974. If the proposal is to be effective prior to the Company's stockholders meeting in 1974, it would force the removal of these **[*7]** three Directors. If this result is intended by Mr. **Wieser,** his proposal clearly makes no provision for such removal. Further, this lack of clarity in the proposal is also important because if it is intended to be effective this year, management would certainly be required in the Company's proxy materials to provide for alternative stockholder action in the event that such proposal was either adopted or defeated."

In addition it is your view that

"Assuming that this Proposal requires immediate action, it implicity requires certain present directors who are serving three year terms to be expelled from the Board. This is an improper subject for a Shareholder Proposal. Dyer v. SEC, 289 F. 2nd 242 (8th Cir. 1961). The removal of directors is the responsibility of the Board of Directors. Delaware Corporation Law Section 141."

This Division does not concur in your opinion that the proposal may be excluded under Rule 14a-8(c) (1). That is, it does not appear that under the cited provision of Delaware law the setting of requirements for directors would be an improper subject for shareholder action. However, it appears that the proposal, if adopted, would disqualify certain directors **[*8]** previously elected from completing their terms on the Board and could raise doubt about the propriety of certain other persons being nominated to the Board at the **1973** annual meeting, in contravention of Rule 14a-8(a), which states that the shareholder proposal rule "does not apply to elections to office." Accordingly, unless the proposal is promptly revised so that it will not be applicable to directors whose term of office will continue beyond the **1973** meeting and to all other nominees for election at that meeting, this Division will not recommend any enforcement action to the Commission if the second proposal is omitted from the company's proxy material.

The third proposal, as submitted by Mr. **Wieser,** reads as follows:

"RESOLVED: That the By-Laws of the Company be amended in Article III Section 2 to repeal the classification of Directors into three staggered groups to be elected for three years each, and in lieu thereof provide that Directors shall be elected annually for a term of not more than one year and that Directors shall be classified hereafter into separate groups for election."

In his letter of August 17, **1973,** Mr. **Wieser** has advised that the word "not" was inadvertently **[*9]** omitted in the last phrase of the proposal. That phrase should read "Directors shall not be classified hereafter."

In your letter and the attached opinion of counsel, the opinion has been expressed that the proposal is excludable from the company's proxy material under Rule 14a-8(c) (1), and certain reasons are provided in support of that view. In its letter counsel indicates that the proposal defies understanding. This view is based on the apparent contradiction contained in the last phrase of the proposal. In light of the clarification contained in Mr. **Wieser's** August 17 letter, this Division does not believe that the company may rely on the above reason for excluding the third proposal.

Counsel also states that "because this proposal fails to specify the time at which it will take effect, it appears to suffer the same defects as the proposal discussed immediately above."

This Division does not concur in your opinion that the third proposal may be excluded on the ground that it is vague or indefinite. It would appear that the proposal is sufficiently definitive and reasonably capable of interpretation. Accordingly, we do not believe that the management may rely on the **[*10]** foregoing reason as a basis for omitting the third proposal.

Mr. **Wieser's** fourth proposal reads as follows:

"RESOLVED: The ninth paragraph of the Certificate of Incorporation shall be amended to provide that in the case of the election of Directors, cumulative voting shall apply to their election and Directors shall be elected as a group by written ballot"

In your letter and the attached opinion of counsel, the opinion has been expressed that the fourth proposal is excludable from the company's proxy material under Rule 14a-8(c) (1), and certain reasons are cited in support of that view. In its letter counsel states that

"Implementation of such proposal would require an amendment to the Company's Amended Certificate of Incorporation (See Delaware Corporation Law, Section 214), and as we have said above, Section 242 of the Delaware Corporation Law requires that the Directors initiate such amendment and declare it to be advisable. The proposal makes no provision for this requisite Director action, and consequently we are of the opinion that the proposal in its present form may be properly omitted."

There appears to be some basis for the company's opinion that the form of the **[*11]** fourth proposal is defective and that, as presently drafted, it may be omitted under Rule 14a-8(c) (1). Under the circumstances, unless the proposal is promptly revised by the proponent to consist of a request that the Board of Directors take the necessary steps under the Delaware Corporation Law to amend the Certificate of Incorporation to provide for cumulative voting, then this Division will not recommend any enforcement action to the Commission if the subject proposal is omitted from the company's proxy material.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us as well as the proponent's letter on the matter. While Rule 14a-8(d) does not provide for any communications from shareholders to the Commission's staff, the staff, of course, will always consider information **[*12]** concerning alleged violations of the statutes administered by the Commission and this may include argument as to why it is believed that activities proposed to be taken would be violative of the statute or rule involved. The receipt of such information or argument, however, is not to be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure. The enforcement judgment the staff has reached does not and cannot purport to "adjudicate" the merits of the company's posture in this matter. Only a district court can decide whether the company is obligated to include the instant proposals in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission in the circumstances indicated in this letter does not preclude the proponent, or any shareholder of the company, from pursuing any rights he may have against the company in a district court, should the management determine to omit any of these proposals from the company's proxy material.

Sincerely,

William E. Morley
Attorney Adviser

INQUIRY-1:
ROGERS BROTHERS COMPANY
P.O. Box 2188
Idaho Falls, Idaho 83101
Telephone 208 522-0110

August **[*13]** 9, **1973**

United States Securities & Exchange Commission
500 North Capitol Street, N.W.
Washington D.C. 20549

Re: **Rogers Brothers** Company
Commission's File No. 2-21627
Request for Ruling on Omission of Stockholder's Proposals

Gentlemen:

Pursuant to the requirements of Rule 14a-8(d) of Regulation 14A promulgated pursuant to Section 14(a) of the Securities Exchange Act of 1934, **Rogers Brothers** Company hereby files with the Commission copies of four Shareholder Proposals and the respective Statements in Support thereof received from a security holder who will be entitled to vote at the Annual Stockholders' Meeting of the Company, to be held on October 9, **1973** if he is a stockholder of record on the record date for said meeting. Management asserts that each Proposal and Statement in Support thereof may properly be omitted from its Proxy Statement and Form of Proxy to be solicited for the above noted Stockholders' Meeting for the reasons stated herein and in the opinion of Counsel enclosed herewith as Exhibit E. A copy of this letter, together with Exhibit E, but omitting the Stockholder's own Proposals, is being mailed to the security holder who submitted each of the Proposals, **[*14]** for the purposes of notifying him that it is Management's intention to omit each of the Proposals from its Proxy Statement and Form of Proxy and that it deems the omission of each Proposal to be proper for the reasons noted herein and in the enclosed opinion of Counsel.

The following comments will refer to the Shareholder's Resolution Attached hereto as Exhibit A.

Management deems the omission of this Resolution requiring a stock "split at least 2 for 1" proper in this situation for the following reasons, in addition to those noted in outside counsel's opinion attached as Exhibit E. The Proposal as submitted is not a proper subject for action by security holders under the provisions of the Delaware Corporation Law. Matters in the nature of stock splits and dividends have traditionally been the exclusive responsibility of Boards of Directors. It would literally be impossible for a Board to establish a reasonable long range plan with respect to the further distribution of its stock if it became necessary to comply with the wishes of its stockholders in this regard from time to time. A split or dividend of the magnitude required by this Proposal is nothing but a paper transaction **[*15]** giving stockholders more shares representing the same ownership in the Company as they own prior to the split or dividend. Stockholders are not in a position to know the plan of the Board in this regard or to benefit from the professional advice rendered to the Board by Board members and financial and other consultants and advisers. Matters of this nature must remain within the exclusive province of Directors to enable the Company to present and maintain the appropriate stable and mature image demanded by the Securities Industry today. In addition, Board members must insure that a split or dividend is appropriate under the Company's financial circumstances and are personally liable for unlawful activity in this regard.

The Statement in Support of the Shareholder's Resolution should be omitted in that the Statement relative to listing on the American Stock Exchange is false and misleading. A firm that desires to be accepted for listing on the American Stock Exchange must satisfy many other requirements other than the appropriate number of outstanding shares as noted in the Shareholder's Proposal. The remainder of the Statement in Support is merely the opinion of the stockholder **[*16]** which is certainly questionable. In point of fact, the action suggested could well have the opposite effect.

For the reasons stated herein and in that portion of Exhibit E pertaining to the Stock Split Proposal, attached hereto as Exhibit A, the Company asserts that the Proposal and Statement may properly be omitted from the Proxy Statement and Form of Proxy.

The following comments will refer to the Shareholder's Resolution attached hereto as Exhibit B. Management deems the omission of this Resolution prohibiting certain officers, employees or agents of the Company from being directors proper in this situation for the following reasons in addition to those noted in numbered paragraph 2 of outside counsel's opinion attached as Exhibit E hereto.

Assuming that this Proposal requires immediate action, it implicitly requires certain present directors who are serving three year terms to be expelled from the Board. This is an improper subject for a Shareholder Proposal. Dyer v. SEC, 289 F. 2nd 242 (8th Cir. 1961). The removal of directors is the responsibility of the Board of Directors. Delaware Corporation Law Section 141.

The following comments will refer to the Shareholder's **[*17]** Resolution attached hereto as Exhibit C. Management deems the omission of this Resolution prohibiting staggered directorships proper in this situation for the following reasons in addition to those noted in numbered paragraph 3 of outside counsel's opinion attached hereto as Exhibit E.

While a Proposal relating to classification of a Board of Directors may well be appropriate for stockholder action, the instant Proposal in its present form is unintelligible and will only serve to confuse the stockholders and cause them to vote on a matter which they do not fully understand. In addition, the Proposal fails to indicate the appropriate action if the Resolution was approved by the requisite number of stockholders.

The following comments will refer to the Shareholder's Resolution attached hereto as Exhibit D. Management deems the omission of this Resolution requiring an amendment of the Company's Amended Certificate of Incorporation to provide for cumulative voting for the election of directors proper in this situation for the reasons noted in numbered paragraph 4 of outside counsel's opinion attached hereto as Exhibit E.

For the reasons noted herein, Management asserts that the **[*18]** enclosed Shareholder's Proposals and Statements in Support thereof may properly be omitted from its Proxy Statement and Form of Proxy and respectfully request the Commission's approval of said omissions at the earliest possible date. If you have any questions or comments concerning the Proposals or the reasons for Management's assertions, please contact the undersigned at any time at the following numbers. Prior to 5:00 p.m., Mountain Daylight Time, (208) 522-0110. Subsequent to 5:00 p.m., Mountain Daylight Time, (208) 522-0116. Thank you for your consideration in these matters.

Sincerely,

William M. Barth, Jr.
Secretary and General Counsel

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: **rogers w/2 brothers and 1973 and wieser** (Edit Search)
View: Full
Date/Time: Thursday, December 6, 2001 - 2:10 PM EST

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: **time-warner and bylaws and barr** (Edit Search)

*1990 SEC No-Act. LEXIS 554, **

1990 SEC No-Act. LEXIS 554

Securities Exchange Act of 1934 -- Rule 14a-8

March 23, 1990

CORE TERMS: stockholder, certificate of incorporation, cumulative voting, election, voting, stock, proponent, staff, by-law, proxy, annual meeting, proxy statement, paramount, holder, definitive, recommend, sentence, revised, intends, Securities Exchange Act, Law of Delaware, false and misleading, authorized to issue, amended to provide, share of capital, entitled to vote, proposed change, factual basis, stock price, status quo

[*1] Time-Warner Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 1990

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Time-Warner,** Inc. (the "Company")
Incoming letter dated January 30, 1990

The proposal recommends that the Company's **bylaws** be amended to provide for cumulative voting in future elections of directors.

There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy materials based on rule 14a-8(c)(2) to the extent that it seeks to effect cumulative voting through an amendment to the Company's **bylaws.** It appears, however, that this defect could be cured if the proposal is revised to provide for an amendment to the Company's Articles of Incorporation. Assuming the proposal is revised, in the manner indicated, within seven calendar days after receipt of this response, the staff does not believe that the Company may rely on rule 14a-8(c)(2) as a basis for omitting the proposal from its proxy materials.

The Division is unable to concur in your view that the proposal may be omitted pursuant to rule 14a-8(c)(3). There appears, however, to be some basis for your view that certain **[*2]** portions of the supporting statement may be contravene rule 14a-9. The staff's views in this regard are as follows:

1) *The second and third sentences of the supporting statement should be deleted.*

2) The portion of the fifth sentence following the phrase "one or more directors," should be deleted.

Assuming the subject portions of the supporting statement are revised in the manner indicated within seven calendar days after receipt of this response, the staff does not believe that the Company may rely on rule 14a-8(c)(3) as a basis for omitting these portions from its proxy materials.

The staff notes that the Company did not file its statement of objection(s) to including the proposal 80 days prior to the date on which it intends to file its definitive proxy materials as required by rule 14a-8(d). Noting further that the date for submitting shareholder proposals was extended (in accordance with the requirements of rule 14a-8(a)(3)(i)) because of special circumstances surrounding the Company's annual meeting last year, the staff waives the 80-day requirement. In the staff's view, however, the Company must accommodate any delays necessary to allow the proponent to make prompt amendments **[*3]** to the proposal and supporting statement in accordance with this response.

Sincerely,

John C. Brousseau
Special Counsel

INQUIRY-1:
Time Inc.
Rockefeller Center
New York, NY 10020
212-522-1212

January 30, 1990

Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

Attention: Division of Corporation Finance
Office of Chief Counsel

Re: **Time Warner** Inc.- 1990 Annual Meeting: Proposal of
Security Holder Hugh C. Cunningham

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, filed herewith on behalf of **Time Warner** Inc. ("**Time Warner**") are six copies of a letter received on January 22, 1990, from Hugh C. Cunningham, D.D.S., setting forth the text of a resolution and a related supporting statement (the proposal and related statement are hereinafter referred to as the "Proposal"). The proponent, a stockholder of **Time Warner,** has requested that the Proposal be included in the proxy statement and form of proxy ("Proxy Materials") to be distributed by **Time Warner** to its stockholders in connection with the 1990 Annual Meeting of **Time Warner** Stockholders to be held during the week of May 7, **[*4]** 1990. **Time Warner** intends to mail definitive Proxy Materials to its stockholders on or about March 28, 1990. **Time Warner** hereby requests that the Staff waive the requirement that this letter be filed with the Commission at least 80 days prior to the filing of definitive copies of its 1990 Proxy Materials pursuant to Rule 14a-6. As a result of the 1990 Annual Meeting of Stockholders being held approximately 45 days earlier than the 1989 Annual Meeting, which was held later in the year for special, nonrecurring reasons, the last day for submission of shareholder proposals for the 1990 Annual Meeting (January 22, 1990) occurred only 62 days prior to the date **Time Warner** intends to mail definitive copies of its 1990 Proxy Materials. **Time Warner** is filing this letter promptly after receipt of the Proposal from Dr. Cunningham.

Time Warner asserts that the Proposal may properly be omitted from its 1990 Proxy Materials. Pursuant to Rule 14a-8(d), set forth below is a statement of the reasons why **Time Warner** deems such omission proper.

A. The Proposal may be omitted from **Time Warner's** Proxy Materials pursuant to Rule 14a-8(c)(2) in that if it were adopted, the Proposal would be ineffective **[*5]** and require **Time Warner** to violate State law.

The Proposal requests that the By-laws of **Time Warner** be amended to provide for cumulative voting in future elections of directors; however, Delaware law requires that such a provision be set forth, if at all, in a corporation's certificate of incorporation. The Proposal relates to voting rights of the stockholders which are fixed by Delaware law and, accordingly, may be omitted from the Company's 1990 Proxy Statement under Rule 14a-8(c)(2).

Very truly yours,

Cravath, Swaine & Moore

ATTACHMENT

HUGH C. CUNNINGHAM, D.D.S.
2500 E. DOUBLEGATE DRIVE
ALBANY, GEORGIA 31707

January 19, 1990

Mr. Allen **Barr**
Investor Relations Director
Assistant Treasurer
Warner Communications
75 Rockefeller Plaza
New York, NY 10019

Dear Mr. **Barr:**

I am trustee of three trusts which together hold 10,600 shares of **Time-Warner** stock.

These 10,600 shares are held in street name by Merrill Lynch, accounts # 296-60308, 296-60309, and 296-60289, respectively. As proof of ownership, copies of the pertinent pages of statements dated December 29, 1989 are included. The shares were acquired (as stock of Time, Inc.) in October of 1971.

I would like **[*6]** the following supporting statement and proposal to be included in **Time-Warner's** next proxy statement pursuant to Securities Exchange Commission Rule 14A-8.

Those officers and directors of this corporation who were officers and directors of Time Inc. decided to reject Paramount's bid of $ 200 per share for that corporation's stock. This decision, in my opinion, demonstrates that these individuals are willing to place their own self-interest and greed ahead of the interests and welfare of the stockholders. The subsequent rapid decline of the stock price to nearly half the Paramount offer makes it hard for me to believe that these individuals did not know that they were giving up an opportunity to create value for the stockholders which might never come again. As a result, I believe that the stockholders and the corporation would be better served if cumulative voting were permitted in elections of directors. This would allow owners of significant, though not controlling, amounts of stock to replace one or more directors if they determine that such director or directors were more interested in their jobs, in serving the selfish interests of management, and in maintaining the status quo **[*7]** than in the welfare of the stockholders. Accordingly, I recommend adoption of the following resolution:

RESOLVED, that it be recommended to the Board of Directors that it amend the by-laws of this corporation to permit cumulative voting in future elections of directors.

Thank you for your consideration.

Sincerely yours,

Hugh Cunningham, D.D.S

ATTACHMENT

CRAVATH, SWAINE & MOORE
WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, N.Y. 10019

TELEPHONE: (212) 474-1000

January 30, 1990

Time Warner Inc.
Stockholder Proposal for 1990 Annual Meeting

Dear Sirs:

We understand that **Time Warner** Inc., a Delaware corporation (the "Company"), has been requested to include a proposal (the "Proposal") in its proxy statement and form of proxy relating to its next annual meeting of stockholders. The Proposal states as follows:

"RESOLVED, that it be recommended to the Board of Directors that it amend the by-laws of this corporation to permit cumulative voting in future elections of directors."

You have requested our opinion as to whether the Proposal may be omitted from the Company's proxy statement and form of proxy pursuant to paragraph (c)(2) of Rule 14a-8 under the Securities **[*8]** Exchange Act of 1934, as amended (the "Exchange Act").

Section 212 of the General Corporation Law of Delaware (the "DGCL") states that "Unless otherwise provided in the certificate of incorporation and subject to the provisions of Section 213 of this title, n1 each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder." Section 214 of the DGCL provides that the certificate of incorporation of a corporation may provide for cumulative voting procedures in the election of directors. Section 214 states:

"The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected by him, and that he may cast all of such votes for a single director or may distribute them among the number to be voted **[*9]** for, or for any two or more of them as he may see fit."

Sections 102(a)(4) and 151 of the DGCL require that when the corporation is authorized to issue more than one class of stock, the voting rights of each class shall be set forth either in the certificate of incorporation or in a certificate of designation filed in accordance with the provisions of Section 151 which by virtue of Section 104 becomes part of the certificate of incorporation. The Certificate of Incorporation of the Company does not provide for cumulative voting by the holders of the Common Stock of the Company. Moreover, Article IV, Section 4 of the Certificate of Incorporation provides that "each holder of Common Stock shall be entitled to one vote."

n1 Section 213 relates to fixing a record date for the determination of stockholders entitled to vote.

Since the voting rights are established by statute and by the Company's Certificate of Incorporation, the proposed change in voting procedures to provide for cumulative voting can be effected only by an amendment to the Certificate of Incorporation and not, as requested in the Proposal, by amending the Company's By-laws.

Based upon the foregoing, we are of opinion **[*10]** that the Proposal, if implemented, would not be proper under statute, except as such voting rights may be altered by the certificate of incorporation. Section 212 of the General Corporation Law of Delaware (the "DGCL") states that "Unless otherwise provided in the certificate of incorporation and subject to the provisions of Section 213 of this title, n1 each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder." Section 214 of the DGCL provides that "The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation" cumulative voting procedures should be followed. Sections 102(a)(4) and 151 of the DGCL require that when the corporation is authorized to issue more than one class of stock, the voting rights of each class shall be set forth either in the certificate of incorporation or in a certificate of designation filed in accordance with the provisions of Section 151 which by virtue of Section 104 becomes part of the certificate of incorporation. There is no provision under Delaware law providing that voting rights be specified in the by-laws of a corporation.

n1 Section 213 relates to fixing a record date for the determination of stockholders entitled to vote. **[*11]**

The certificate of incorporation of **Time Warner** does not provide for cumulative voting by the holders of the Common Stock of **Time Warner.** Therefore, Section 212 of the DGCL, which provides for one vote per share, governs the voting of the Common Stock in elections for directors.

Since the voting rights are established by statute and by the certificate of incorporation of a corporation, the proposed change in voting procedures to provide for cumulative voting can be effected only by an amendment to the certificate of incorporation. An attempt to grant cumulative voting rights through the by-laws would be ineffective and would violate the express provisions of the DGCL. If adopted, the Proposal would appear to require **Time Warner** to violate the provisions of Section 212 of the DGCL.

B. The proposal as submitted is in violation of Rule 14a-9 and thus may be omitted from **Time Warner's** Proxy Materials Pursuant to Rule 14a-8(c)(3).

The inclusion of the Proposal in **Time Warner's** 1990 Proxy Materials would be in violation of Rule 14a-9's prohibition against "false or misleading" statements. The proponent sets forth propositions in the supporting statement without providing any factual **[*12]** basis for such propositions. For example, the proponent claims that the decision of the directors and officers of Time Incorporated to reject the paramount bid demonstrates that they are willing to place their own self-interest and greed ahead of the interests and welfare of the stockholders. In another example the proponent states: "The subsequent rapid decline of the stock price . . . makes it hard for me to believe that these individuals did not know that they were giving up opportunity to create value for the stockholders. . . .", implying that the directors intended to deny the stockholders an "opportunity to create value". The proponent couches this libelous language in sentences purporting to state his beliefs. Both statements ignore the fact the Board of Directors concluded that the paramount offer was so conditional as to be illusory and not in the best interests of the stockholders. Furthermore, the proponent states that cumulative voting would facilitate the replacement of directors who "were more interested in their jobs, in serving the selfish interests of management and in maintaining the status quo than in the welfare of the stockholders," the direct implication of **[*13]** which is that the directors were guilty of the foregoing. The supporting statement directly and indirectly impugns the character, integrity and personal reputation of the directors and officers of **Time Warner** and charges them with improper conduct without providing factual foundation. Indeed, the Delaware Supreme Court in Paramount Communications Inc. v. Time Incorporated, Del. Sup. Court July 24, 1989, held that the Time Incorporated directors had acted properly under Delaware law in rejecting the paramount offer and deciding to proceed with the acquisition of Warner Communications Inc. As the proponent's claims contain no factual basis, they are false and misleading and may be omitted from the Proposal.

In addition, the Proposal is materially false and misleading in that it fails to disclose to stockholders that the adoption of either the Proposal or the requested By-law would be meaningless under and/or violative of Delaware law. As stated above, cumulative voting may only be granted in a corporation's certificate of incorporation. This Proposal seeks to mislead **Time Warner's** stockholders into believing that its adoption or the adoption of the requested By-law would actually **[*14]** grant cumulative voting. Unless the stockholders are informed that the adoption of the proposal is a legally meaningless act and seeks to have **Time Warner** violate Delaware law, the Proposal is false and misleading.

Time Warner respectfully requests that the Staff not recommend enforcement action if **Time Warner** omits the proposal from its 1990 Proxy Materials. If you disagree with the foregoing or would require any additional information, please contact the undersigned at (212) 522-3141.

A copy of this letter and the enclosed supporting opinion of counsel are being sent to Dr. Cunningham in accordance with Rule 14a-8(d). Please acknowledge receipt of this letter by stamping the enclosed copy hereof and returning it in the stamped, self-addressed envelope provided.

Very truly yours,

Alison Stolzman
Assistant General Counsel
Time Warner Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hartmarx Corporation
Incoming letter dated December 7, 2001

The proposal requires that the board amend Hartmarx's bylaws and related governing instruments to provide for cumulative voting in future elections of directors.

There appears to be some basis for your view that Hartmarx may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal is recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Hartmarx with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Hartmarx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Hartmarx may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Hartmarx may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor